SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549





                                    F O R M

                                     N-8B-2






                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES





                         Pursuant to Section 8(b) of the
                          Investment Company Act of 1940





                 Northstar Life Variable Universal Life Account
                         Name of Unit Investment Trust





                  Issuer of Periodic Payment Plan Certificates

I.   ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

          Northstar Life Variable Universal Life Account (herein referred to as "separate account"), a separate account of Northstar Life Insurance Company. The separate account has no employer identification number.

     (b) Furnish title of each class or series of securities issued by the trust.

          Group variable universal life insurance policy and individual variable universal life insurance policy ("policy" as used herein refers to either an individual policy or a certificate issued to the owner of a policy issued under a group contract).

2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each Depositor of the trust.

          Northstar Life Insurance Company ("Northstar Life" or "Depositor") University Corporate Centre at Amherst, Suite 424
          100 Corporate Parkway
          Amherst, New York 14226-1200
          Employer's Identification Number:  22-3026145

3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

          There is no trustee or custodian of the separate account.

4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

          The principal underwriter of the policies will be:

          Ascend Financial Services, Inc. ("Ascend Financial")
          400 Robert Street North
          St. Paul, Minnesota 55101-2098
          Employer Identification Number:  41-1486060.

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

          The separate account is authorized by New York Insurance Law Section 4240, as amended, which states that a domestic life insurance company may establish one or more separate accounts and allocate amounts paid to it to provide life insurance with benefits, premiums or both payable on a variable basis, or to accumulate in such separate account funds to be applied to provide life insurance, whether fixed, variable, or both. The section provides that "income, gains and losses, whether or not realized, from assets allocated to a separate account shall, in accordance with the applicable agreement or agreements, be credited to or charged against such account without regard to other income, gains, or losses of the insurer". It further provides that amounts allocated by the insurer to the separate account shall be owned by the insurer, that the assets in the separate account shall be the property of the insurer, and that "to the extent so provided in the applicable agreements, the assets in a separate account shall not be chargeable with the liabilities arising out of any other business of the insurer."

6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

          There is no indenture or agreement under the terms of which the separate account was organized or proposes to issue securities. The separate account was organized pursuant to a resolution of the Board of Directors of the Depositor on May 1, 1996, which resolution continues in effect indefinitely unless terminated by the Board of Directors (see Exhibit A(1)(a)).

     (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

          There is no indenture or agreement relating to a custodian or trustee holding premiums made pursuant to the policies.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

          The name of the separate account has never been changed.

8.   State the date on which the fiscal year of the trust ends.

          The fiscal year of the separate account ends December 31 of each year.


MATERIAL LITIGATION

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

          There are no pending administrative proceedings commenced by, or known to be contemplated by, a governmental authority and no pending legal proceedings, material with respect to prospective purchasers of the policies, to which the separate account, the Depositor or the principal underwriter is a party or to which the assets of the separate account will be subject.

II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST
General Information Concerning the Securities of the Trust and the Rights of Holders

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

     (a)  Whether the securities are of the registered or bearer type.

               The policies are of the registered type.

     (b)  Whether the securities are of the cumulative or distributive type.

               The policies are of the cumulative type.

     (c) The rights of security holders with respect to withdrawal or redemption.

               The owner of a policy (herein referred to as "owner") may request a surrender of or a withdrawal from the policy at any time while the insured is living. To make a surrender, the owner sends the Depositor a written request for surrender. The owner is then paid the net cash value of the policy, computed as of the end of the valuation period during which the Depositor receives the surrender request at its home office. That payment can be in cash or, at the option of the owner, can be applied on a settlement option.
               A withdrawal of the net cash value of the policy is permitted in any amount equal to at least the minimum established for policies under the group-sponsored insurance program. The minimum will never exceed $500. The maximum withdrawal is equal to an amount that would cause the net cash value after the withdrawal to be 10 percent of the account value immediately prior to the withdrawal. The Depositor reserves the right to limit the number of withdrawals to one per policy month, change the minimum amount for withdrawals, limit the frequency of withdrawals, or restrict or prohibit withdrawals from the guaranteed account. A withdrawal will cause a decrease in the face amount equal to the amount withdrawn if the current death benefit option for the policy is Option A (level death benefit). A withdrawal has no effect on the face amount if the current death benefit option for a the policy is Option B (variable death benefit). However, since the account value is reduced by the amount of the withdrawal, the death benefit is reduced by the same amount, as the account value represents a portion of the death benefit proceeds.

               On a withdrawal, the owner may designate the sub-accounts of the separate account from which a withdrawal is to be taken or whether it is to be taken in whole or in part from the guaranteed account. Otherwise, withdrawals will be deducted from the guaranteed account value and separate account value in the same proportion that those values bear to each other and, as to the separate account value, from each sub-account in the proportion that the sub-account value of each such sub-account bears to the separate account value. The Depositor reserves the right to restrict or prohibit withdrawals from the guaranteed account. The Depositor will tell the owner, on request, what amounts are available for a withdrawal under the policy.

               A transaction charge will be deducted from the net cash value in connection with a withdrawal for policies under some group-sponsored insurance programs. The amount of the charge will never exceed the lesser of $25 or 2 percent of the amount withdrawn. The charge will be allocated to the guaranteed account value and the separate account value in the same proportion as those values bear to each other and, as to the separate account value, from each sub-account in the same proportion that the sub-account value of each such sub-account bears to the separate account value.

               Payment of a surrender or withdrawal will be made as soon as possible, but not later than seven days after the Depositor's receipt of the owner's written request for surrender or withdrawal. However, if any portion of the net cash value to be surrendered is attributable to a premium payment made by non-guaranteed funds such as a personal check, the Depositor will delay mailing that portion of the surrender proceeds until it has reasonable assurance that the payment has cleared and that good payment has been collected. The amount the owner receives on surrender may be more or less than the total premiums paid under the policy.

     (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

               Net premiums, which are premiums after the deduction of the charges assessed against premiums, are allocated to the guaranteed account and/or the sub-accounts of the separate account which, in turn, invest in shares of Advantus Series Fund, Inc. (the "Series Fund"), Fidelity Variable Insurance Products Fund (the "VIP Fund"), and Fidelity Variable Insurance Products Fund II (the "VIP II Fund"). Collectively, the Series Fund, VIP Fund and VIP II Fund are referred to as the "Funds."

               The owner makes the selection of the sub-accounts and/or the guaranteed account on the signed application for the policy. The owner may change the allocation instructions for future premiums by giving the Depositor a written request or through any other method made available by the Depositor under the group-sponsored insurance program. The allocation to the guaranteed account or to any sub-account of the separate account must be at least 10 percent of the net premium. For group-sponsored insurance programs where the contractholder owns all the policies and in certain other circumstances (for example, for split-dollar insurance programs), the Depositor will delay the allocation of net premiums to sub-accounts or the guaranteed account for a period of 10 days after policy issue or policy change to reduce market risk during this "free look" period. Net premiums will be allocated to the Money Market Sub-Account until the end of the period. The Depositor reserves the right to similarly delay the allocation of net premiums to sub-accounts for other group-sponsored insurance programs for a period of 10 days after policy issue or policy change. This right will be exercised only when the Depositor believes economic conditions make it necessary to reduce market risk during the "free look" period. If the Depositor exercises this right, net premiums will be allocated to the Money Market Sub-Account until the end of the period.

               The Depositor reserves the right to restrict the allocation of net premiums to the guaranteed account for policies under some group-sponsored insurance programs. For these policies, the maximum allocation of net premiums to the guaranteed account will range from 0 percent to 50 percent.
As of the date of this filing, no such restriction is imposed.

               Transfers from a sub-account of the separate account or from the guaranteed account may be made in writing, by telephone or through any other method made available by the Depositor under the group-sponsored insurance program.

               There are restrictions on such transfers. Only one transfer may be made each policy month for each policy issued. The amount to be transferred to or from a sub-account of the separate account or the guaranteed account must be at least $250. If the balance in the guaranteed account or in the sub-account from which the transfer is to be made is less than $250, the entire account value attributable to that sub-account or the guaranteed account must be transferred. If a transfer would reduce the account value remaining in the sub-account from which the transfer is to be made to less than $250, the Depositor reserves the right to include that remaining amount with the amount transferred.

               The maximum amount of net cash value to be transferred out of the guaranteed account to the sub-accounts of the separate account is limited to twenty percent (or $250 if greater) of the guaranteed account value. Transfers to or from the guaranteed account are limited to one such transfer per policy year. The Depositor may further restrict transfers by requiring that the request is received by the Depositor or postmarked in the 30-day period before or after the last day of the policy anniversary. Requests for transfers which meet these conditions would be effective after the Depositor approves and records them at its home office.

               For transfers out of the separate account or among the sub-accounts of the separate account, the Depositor will credit and cancel units based on the sub-account unit values as of the end of the valuation period during which the owner's request is received at its home office. Transfers from the guaranteed account will be dollar amounts deducted at the end of the day on which the transfer request is received at the Depositor's home office.

               From time to time the separate account may receive a transfer request that the Depositor regards as disruptive to the efficient management of the sub-accounts of the separate account. This could be because of the timing of the request and the availability of settlement proceeds in federal funds in the underlying portfolio of the fund, the size of the transfer amount involved or the trading history of the investor.

               A transfer or exchange from one sub-account to another is generally treated as a simultaneous sale of units currently held and purchase of units where a new investment is desired. In the event that cumulative redemptions from a sub-account on a given day equal or exceed $5,000,000, or if the investment adviser of the underlying portfolio of the fund determines that selling securities to satisfy the redemptions could be harmful to the fund, some requested transfers or exchanges may be denied. In addition, any transfer request or requests affecting a particular sub-account which, individually or collectively with other transfer requests submitted by the owner of multiple individual policies or by the owners of certificates under a single group contract for that sub-account on a given day, equal or exceed $5,000,000 may be denied unless all such transfer requests are received by 1:00 p.m. Eastern Time. In these events, the order of such redemptions from the fund will be as follows: all automatic exchanges (for example, dollar cost averaging), written transfer and exchange requests, faxed transfer and exchange requests, and electronic transfer and exchange requests (including telephone and internet transaction site requests). Transfer and exchange requests will be processed in the order of receipt within their respective categories. In no event will there be any limitation on redemptions in connection with surrenders, withdrawals or loans. The owner will be notified when these limitations are imposed on a transfer request.

               In the event of disruptive circumstances which do not result in the denial of a request as outlined above, the size or timing of the transfer may make it impossible for the exchange to occur on the same day. In that event, the request for exchange will be treated as a request for a transfer of units on the date of the receipt of the request. The price of the new units will also be calculated on that day and that determination will be used as the basis for determining the number of units outstanding in the sub-account. However, the transfer of the redemption proceeds and the purchase of units, and shares in the new portfolio, will be accomplished only when federal funds are received from the sale to allow the purchase and sale without disruption. Should the transfer not be completed because of non-payment, the Depositor will reimburse the separate account for any decline in the price of the units to the time of the cancellation. Similarly, any fees or disbursements resulting from any legal action because of the non-payment will similarly be the liability the Depositor. The owner will be notified when this limitation is imposed on a transfer request.

               A transfer is subject to a transaction charge. Currently, no such charge is imposed on a transfer, but a charge, up to a maximum of $10, may be imposed in the future.

               The owner's instructions for transfer may be made in writing or the owner, or a person authorized by the owner, may make such changes by telephone. To do so, the owner may call the Depositor at (XXX) XXX-XXXX during the Depositor's normal business hours of 8:00 a.m. to 4:45 p.m., Eastern Time. Owners may also submit their requests for transfer, surrender or other transactions to the Depositor by facsimile (FAX) transmission. The Depositor's FAX number is (XXX) XXX-XXXX. The Depositor will make this telephone transfer service available to all policy owners.

               The Depositor may make other electronic transfer capabilities available to owners under some group-sponsored insurance programs. The Depositor will employ reasonable procedures to satisfy itself that instructions received from owners are genuine and, to the extent that it does not, it may be liable for any losses due to unauthorized or fraudulent instructions. The Depositor requires owners to identify themselves in electronic transactions through policy numbers or such other information as it may deem to be reasonable. The Depositor records electronic transfer instructions and provides the owners with a written confirmation of the electronic transfers.

               Transfers made pursuant to a telephone call or other electronic means are subject to the same conditions and procedures that apply to written transfer requests. During periods of marked economic or market changes, owners may experience difficulty in implementing a telephone or other electronic transfer due to a heavy volume of network usage. In such a circumstance, an owner should consider submitting a written transfer request while continuing to attempt an electronic redemption. The Depositor reserves the right to restrict the frequency of - or otherwise modify, condition, terminate or impose charges upon - electronic transfer privileges.

               The Depositor currently intends to continue to permit transfers in the foreseeable future. The policy provides, however, that the Depositor may modify the transfer privilege by changing the minimum amount transferable, altering the frequency of transfers, imposing a transfer charge, prohibiting transfers or in such other manner as it may determine at its discretion.

               The owner may request a surrender of or a withdrawal from the policy as described in the response to Item 10(c) and may also obtain loans as described in the response to Item 21.

               For a description of an owner's right to convert insurance under a group contract to an individual policy, see the response to Item 10(g)(7).

     (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

               The periodic payment plan certificates issued by the separate account are both group and individual variable life insurance policies. The terms of a certificate issued under a group life insurance policy and the provisions of an individual life insurance policy are essentially the same. The policies are also universal life policies: adjustable benefit life insurance policies which allow for the accumulation of cash values while the life insurance coverage remains in force and which also permit the flexible payment of premiums. A premium must be paid to put a policy in force. See the response to Item (10)(i)(2).

               Unlike traditional life insurance policies, the failure to make a premium payment following the payment of the premium which puts the policy into force will not itself cause a policy to lapse. Lapse will occur only when the net cash value is insufficient to cover the monthly deduction for the insured, and the subsequent grace period expires without sufficient payment being made.

               The grace period is 61 days. The grace period will start on the day the Depositor mails the owner a notice that the policy will lapse if the premium amount specified in the notice is not paid by the end of the grace period. The Depositor will mail this notice on any policy's monthly anniversary when the net cash value is insufficient to pay for the monthly deduction for the insured. The notice will specify the amount of premium required to keep the policy in force and the date the premium is due. If the Depositor does not receive the required amount within the grace period, the policy will lapse and terminate. The grace period does not apply to the first premium payment.

               A lapsed policy may be reinstated, at any time within three years from the date of lapse, provided the insured is living and subject to the limitations described below. Reinstatement is made by payment of an amount that, after the deduction of premium expense charges, is large enough to cover all monthly deductions which have accrued on the policy up to the effective date of reinstatement, plus the monthly deductions for the two months following the effective date of reinstatement. If any loans and loan interest charges are not repaid, this indebtedness will be reinstated along with the insurance. No evidence of the insured's insurability will be required during the first 31 days following lapse, but will be required from the 32nd day to three years from the date of lapse.

               The amount of account value on the date of reinstatement will be equal to the amount of any loans and loan interest charges reinstated increased by the net premiums paid at the time of reinstatement.

               The effective date of reinstatement will be the date the Depositor approves the signed application for reinstatement. There will be a full monthly deduction for the policy month that includes that date.

     (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

               The Depositor will vote the shares of the Funds held in the various sub-accounts of the separate account at regular and special shareholder meetings of the Funds in accordance with the owner's instructions. If, however, the Investment Company Act of 1940, as amended (the "1940 Act"), or any regulation thereunder should change and the Depositor determines that it is permissible to vote the shares of the Funds in its own right, the Depositor may elect to do so. The number of votes as to which the owner has the right to instruct voting will be determined by dividing his or her sub-account value by the net asset value per share of the corresponding portfolio of the Funds. Fractional shares will be counted. The number of votes will be determined as of the date coincident with the date established by the Funds for determining shareholders eligible to vote at the meeting of the Funds. Voting instructions will be solicited in writing prior to the meeting in accordance with procedures established by the Funds. The Depositor will vote shares of the Funds held by the separate account as to which no instructions are received in proportion to the voting instructions which are received from owners with respect to all policies participating in the separate account. Each owner having a voting interest will receive proxy material, reports and other material relating to the Funds.

               The Depositor may, when required by state insurance regulatory authorities, disregard voting instructions which require that shares be voted so as to cause a change in sub-classification or investment policies of the Funds or to approve or disapprove an investment advisory contract of the Funds. In addition, the Depositor may disregard voting instructions in favor of changes in the investment policies or the investment adviser of one or more of the Funds if the Depositor reasonably disapproves of such changes. A proposed change would be disapproved only if it were contrary to state law or disapproved by state regulatory authorities on a determination that the change would be detrimental to the interests of policy owners or if the Depositor determined that the change would be inconsistent with the investment objectives of the Funds or would result in the purchase of securities for the Funds which vary from the general quality and nature of investments and investment techniques utilized by other separate accounts created by the Depositor or any of the Depositor's affiliates which have similar investment objectives. In the event that the Depositor disregards voting instructions, a summary of that action and the reason therefor will be included in the owner's next semi-annual report.

     (g)  Whether security holders must be given notice of any change in:

          (1)  the composition of the assets of the trust.

                    The Depositor reserves the right to add, combine or remove any sub-accounts of the separate account when permitted by law. Each additional sub-account will purchase shares in a new portfolio or mutual fund. New sub-accounts may be established when, in the Depositor's sole discretion, marketing, tax, investment or other conditions warrant such action. The Depositor will use similar considerations should it determine to eliminate one or more of the sub-accounts of the separate account. Any new investment option will be made available to existing owners on whatever basis the Depositor may determine.

                    The Depositor retains the right, subject to any applicable law, to make substitutions with respect to the investments of the sub-accounts of the separate account. If investment in a portfolio of the Funds should no longer be possible or if the Depositor determines that such investment has become inappropriate for policies of this class, the Depositor may substitute another mutual fund or portfolio for a sub-account. Substitution may be made with respect to existing account values and future premium payments. A substitution may be made only with any necessary approval of the Securities and Exchange Commission ("SEC").

                    The Depositor reserves the right to transfer assets of the separate account determined by the Depositor to be associated with the policies to another separate account. A transfer of this kind may require the approval of state regulatory authorities and the SEC.

                    The Depositor also reserves the right, when permitted by law, to restrict or eliminate any voting right of owners or other persons who have voting rights as to the separate account, and to combine the separate account with one or more other separate accounts, and to de-register the separate account under the 1940 Act.

          (2)  the terms and conditions of the securities issued by the trust.

                   No change may be made by the Depositor in the terms and conditions of issued policies without notice to owners.

                    The contractholder owns the group contract. The group contract may be changed or ended by agreement between the Depositor and the contractholder without the consent of, or notice to, any person claiming rights or benefits under the group contract. However, unless the contractholder owns all of the certificates issued under the group contract, the contractholder does not have any ownership interest in the certificates issued under the group contract.

                     Any change to the policy must be approved in writing by the President, a Vice President, Secretary or an assistant Secretary of the Depositor. No agent has the authority to alter or modify any of the terms, conditions or agreements of the policy or to waive any of its provisions.

                    The contractholder may terminate a group contract by giving the Depositor 31 days prior written notice of the intent to terminate. In addition, the Depositor may terminate a group contract or any of its provisions on 61 days' notice. The Depositor may elect to limit its right to terminate the group contract to situations where, in the absence of fraud or the non-payment of premiums, during any twelve month period, the aggregate specified face amount for all policies under the group contract or the number of policies under a group contract decrease by certain amounts or below the minimum permissible levels the Depositor establishes for the group contract. No individual may become insured under the group contract after the effective date of a notice of termination. However, if the group contract terminates, policies may be converted to individual coverage.

          Upon termination of a group contract, the Depositor reserves the right to complete the distribution of account values attributable to the guaranteed account over a period of time determined by the Depositor, but not more than five years. This delayed distribution does not in any way continue or extend any insurance that has otherwise terminated due to termination of a group contract.

          (3)  the provisions of any indenture or agreement of the trust.

                    There is no indenture or agreement relating to the separate account except for the policies (see the response to Item 10(g)(2)), and the Distribution Agreement (see Exhibit A(3)(a)). The Distribution Agreement may be changed without notice to policy owners.

          (4)  the identity of the depositor, trustee or custodian.

                    Policy owners would receive notice of any change in the identity of the Depositor. There is no trustee or custodian of the separate account.

     (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

          (1)  the composition of the assets of the trust.

                    Consent of policy owners is not required to make additions, deletions or substitutions with respect to the investments of the sub-accounts of the separate account.

          (2)  the terms and conditions of the securities issued by the trust.

                    See the response to Item 10(g)(2).

          (3)  the provisions of any indenture or agreement of the trust.

                    No consent of policy owners is required for any change in the Distribution Agreement (see Exhibit A(3)(a)).

          (4)  the identity of the depositor, trustee or custodian.

                    No consent of policy owners is required for any change concerning the identity of the Depositor.

     (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions
(a) to (g) or by any other item in this form.

               (1)  Universal Life Insurance

                    A universal life insurance policy is an adjustable benefit life insurance policy. It allows for the accumulation of cash values while the policy's life insurance coverage remains in force and permits the flexible payment of premiums. An adjustable benefit policy has a stated face amount of insurance payable in the event of the death of the insured, which is supported by the deduction of specified monthly charges from the cash values. This amount of insurance may be increased or decreased by the owner of the policy, without the necessity of issuing a new policy for that owner. There are limitations to these changes and the Depositor may require evidence of insurability before requested increases go into effect. In addition, the coverage for an insured is provided without specifying the frequency and amount of each premium payment (as is the practice for scheduled premium life insurance policies). The time and amount of the payment of premiums may be determined by the owner. The life insurance coverage will remain in force for an insured so long as monthly charges may be deducted from the existing balance in the policy's net cash values. Subject to restrictions described herein, an owner may also make payments in excess of that minimum amount required to keep a policy in force. If cash values are insufficient for the payment of the required monthly charges, then a premium payment is required or the life insurance coverage provided to the owner will lapse.

               (2)  Policy Premiums

                    A premium must be paid to put a policy in force, and may be remitted to the Depositor by the group sponsor on behalf of the owner. The initial premium for a policy must cover the premium expense charges and the first month's deductions. Premiums paid after the initial premium may be in any amount. A premium must be paid when there is insufficient net cash value to pay the monthly deduction necessary to keep the policy in force.

                    When the policy is established, the policy's specifications page may show premium payments scheduled and the amounts of those payments. However, under the policy, the owner may elect to omit making those premium payments. Failure to pay one or more premium payments will not cause the policy to lapse until such time as the net cash value is insufficient to cover the next monthly deduction. The owner may also skip premium payments scheduled. Therefore, unlike traditional insurance policies, a policy does not obligate the owner to pay premiums in accordance with a rigid and inflexible premium schedule.

                    Failure of a group sponsor to remit the authorized premium payments may cause the group contract to terminate. Nonetheless, provided that there is sufficient net cash value to prevent the policy from lapsing, the owner's insurance can be converted to an individual policy of life insurance in the event of such termination. The owner's insurance can continue if the insured's eligibility under the group-sponsored insurance program terminates because the insured is no longer a part of the group or otherwise fails to satisfy the eligibility requirements set forth in the specifications page of the group contract or policy.

                    Premium Limitations. After the payment of the initial premium, premiums may be paid at any time in any amount while the insurance is in force under the policy. Since the policy permits flexible premium payments, it may become a modified endowment contract. When the Depositor receives the signed application, its systems will test the owner's elected premium schedule to determine, if it is paid as scheduled and if there is no change made to the policy, whether it will result in the policy being classified as a modified endowment contract for federal income tax purposes. The Depositor's systems will continue to test the policy with each premium payment to determine whether the policy has attained this tax status. If the Depositor determines that the policy has attained the status of a modified endowment contract, it will mail the owner a notice. The owner will be given a limited amount of time, subject to the restrictions under the Internal Revenue Code, to request that the policy maintain the modified endowment contract status. If the owner does not request to have this tax status maintained, the excess premium amounts paid that caused this tax status will be returned with interest at the end of the policy year to avoid the policy being classified as a modified endowment contract. The owner may request an immediate refund if it is desired earlier.

                    The allocation of net premiums and account value are described in the response to Item 10(d). For a description of policy lapse and reinstatement, see the response to Item 10(e).

               (3)  Death Benefit

                    If the policy is in force at the time of the insured's death, upon receipt of due proof of death, the Depositor will pay the death benefit proceeds of the policy based on the death benefit option elected for the policy.

                    There is a level death benefit ("Option A") and a variable death benefit ("Option B"). The death benefit under either option will never be less than the current face amount of the policy as long as the policy remains in force and there are no loans. The face amount elected must be at least the minimum stated on the specifications page of the policy.

                    Option A. Under Option A, the death benefit will be determined as follows:

                    (1) The face amount of insurance on the insured's date of death while the policy is in force; plus

                    (2) the amount of the cost of insurance for the portion of the policy month from the date of death to the end of the policy month; plus

                    (3)  any accrued loan interest credits; less

                    (4) any outstanding loan principal and accrued loan interest charges; less

                    (5) any unpaid monthly deductions determined as of the date of the insured's death.

                    Option B. Under Option B, the death benefit will be determined as follows:

                    (1) The face amount of insurance on the insured's date of death while the policy is in force; plus

                    (2) the amount of the account value as of the date the Depositor receives due proof of death satisfactory to the Depositor; plus

                    (3) the amount of the cost of insurance for the portion of the policy month from the date of death to the end of the policy month; plus

                    (4) any monthly deductions taken under the policy since the date of death; plus

                    (5)  any accrued loan interest credits; less

                    (6) any outstanding loan principal and accrued loan interest charges; less

                    (7) any unpaid monthly deductions determined as of the date of the insured's death.

                    The death benefit option for all policies issued under a group-sponsored insurance program will initially be the death benefit option selected by the group sponsor. For policies under some group-sponsored insurance programs, the Depositor will allow the owner to request a change in the death benefit option once, during the lifetime of the insured. For policies under group-sponsored insurance programs where the Depositor does not allow the owner to request a change in the death benefit option, the death benefit option will remain unchanged from the group sponsor's initial selection. The current death benefit option will be shown on the specifications page of the policy.

                    If an owner elects to change the death benefit option from Option A to Option B, the face amount under Option B will be equal to the face amount under Option A less the policy account value on the effective date of the change.

                    If an owner elects to change the death benefit option from Option B to Option A, the face amount under Option A will be equal to the face amount under Option B plus the policy account value on the effective date of the change.

(4) Qualification as Life Insurance

                    At issue, the employer, association or organization that is sponsoring a program of insurance for group members (the "group sponsor") may choose between two tests that may be used to determine if a policy qualifies as life insurance as defined by Section 7702 of the Internal Revenue Code. Once a test is selected for a policy, it shall remain unchanged for that policy. The two tests are the Guideline Premium Test and the Cash Value Accumulation Test. The test selected will determine how the death benefit is calculated in the event the account value or the premiums paid exceed certain limits established under Section 7702.

                    The Cash Value Accumulation Test requires that the death benefit must be greater than the account value times a specified percentage. The Guideline Premium/Cash Value Corridor Test limits the amount of premiums which may be paid given the current death benefit of the policy in addition to requiring that the death benefit must be greater than the account value times a specified percentage. Each policy will be tested at the end of each month for compliance to the test chosen for that policy. Under either test, if the death benefit is not greater than the applicable percentage of the account value, or for the Guideline Premium/Cash Value Corridor Test, the premiums paid exceed the limit for the current death benefit, the Depositor will increase the face amount or return premium with interest to maintain compliance with IRC Section 7702.

                    For the Cash Value Accumulation Test, the applicable percentage by which to multiply the account value to determine the minimum death benefit requirement varies by the age and underwriting class of the insured. For the Guideline Premium/Cash Value Corridor Test, the applicable percentage by which to multiply the account value to determine the minimum death benefit requirement varies only by the age of the insured. The premium limit under the Guideline Premium/Cash Value Corridor Test varies by the amount of the death benefit, the policy year, age and underwriting class of the insured as well as the charges under the policy

                    The Depositor intends for each policy to qualify as life insurance as defined by Section 7702 of the Internal Revenue Code. It reserves the right to either increase the face amount of insurance of a policy, return any excess account value or limit the amount of premium contributions the Depositor will accept toward a policy in order to maintain such qualification.

               (5)  Change in Face Amount

                    Subject to certain limitations set forth below, an owner may increase or decrease the face amount of a policy. A written request must be sent directly to the Depositor for a change in the face amount. The face amount may also change due to a change in death benefit option. A change in the face amount will affect the net amount at risk which affects the cost of insurance charge. In addition, a change in the face amount of a policy may result in a material change in the policy that may cause it to become a modified endowment contract.

                    Increases. If an increase in the current face amount is applied for, the Depositor reserves the right to require evidence of insurability from the insured. The increase will become effective on the monthly anniversary on or following approval of the change or on any other date mutually agreed upon between the owner and the Depositor. Although an increase need not necessarily be accompanied by an additional premium (unless it is required to meet the next monthly deduction), the net cash value in effect immediately after the increase must be sufficient to cover the next monthly deduction.

                    With respect to premiums allocated to an increase, the owner will have the same "free look," conversion, and refund rights with respect to an increase as with the initial purchase of the owner's policy.

                    Decreases. Any decrease in the face amount will become effective on the monthly anniversary on or following the Depositor's receipt of the written request. However, the amount of insurance on any insured may not be reduced to less than the minimum face amount indicated on the specification page which is attached to the owner's policy. Generally, this amount will be at least $10,000. If, following a decrease in face amount, the policy would not comply with the maximum premium limitations required by federal tax law, the decrease may be limited or the account value may be returned to the owner (at the owner's election), to the extent necessary to meet these requirements.

                    Changes in Face Amount Due to a Change in Death Benefit Option. Changes in the face amount of insurance due to a change in death benefit option are effective on the monthly policy anniversary on or following the Depositor's receipt of the written request or on any other date mutually agreed upon between the owner and the Depositor.

               (6)  Account Values

                    The policy provides the owner certain account value benefits. Subject to certain limitations, the owner may obtain access to the net cash value portion of the account value of the policy. The owner may borrow against the policy's net cash value and may surrender the policy in whole or in part. The owner may also transfer the net cash value between the guaranteed account and the sub-accounts of the separate account or among the sub-accounts of the separate account.

                    The Depositor will send the owner a report each year as of the policy anniversary advising the owner of the policy's account value, the face amount and the death benefit as of the date of the report. It will also summarize policy transactions during the year, including premiums paid and their allocation, policy charges, loan activity and the net cash value. It will be as of a date within two months of its mailing. The Depositor will also, upon the owner's request, send the owner an additional statement of past transactions at any time for a $15 fee, which will be deducted from the portion of account value that the owner specifies.

                    Also, upon request made to the Depositor at its home office, the Depositor will provide information on the account value of a policy to the owner. Such requests may be in writing, by telephone, by facsimile transmission or any other method made available by the Depositor under the group-sponsored insurance program.

                    Determination of the Guaranteed Account Value. The guaranteed account value is the sum of all net premium payments allocated to the guaranteed account. This amount will be increased by any interest, experience credits, loan repayments, loan interest credits and transfers into the guaranteed account. This amount will be reduced by any loans, loan interest charges, withdrawals, transfers into the sub-accounts of the separate account and charges assessed against the owner's guaranteed account value. Interest is credited on the guaranteed account value of the policy at a rate of not less than 3 percent per year, compounded annually. The Depositor guarantees this rate for the life of the policy without regard to the actual experience of the guaranteed account. As conditions permit, the Depositor may credit additional amounts of interest to the guaranteed account value. The owner's guaranteed account value is guaranteed by the Depositor. It cannot be reduced by any investment experience of the separate account.

                    Upon termination of a group contract, the Depositor reserves the right to complete the distribution of account values attributable to the guaranteed account over a period of time determined by the Depositor, but not more than five years. This delayed distribution does not in any way continue or extend any insurance that has otherwise terminated due to termination of a group contract.

                    Determination of the Separate Account Value. The policy's separate account value is determined separately. The separate account value is not guaranteed. The determination of the separate account value is made by multiplying the current number of sub-account units credited to a policy by the current sub-account unit value. A unit is a measure of a policy's interest in a sub-account. The number of units credited with respect to each net premium payment is determined by dividing the portion of the net premium payment allocated to each sub-account by the then current unit value for that sub-account. The number of units so credited is determined as of the end of the valuation period during which the Depositor receives the owner's premium at its home office.

                    Once determined, the number of units credited to the owner's policy will not be affected by changes in the unit value. However, the number of units will be increased by the allocation of subsequent net premiums, lump sum net premiums, experience credits and transfers to that sub-account. The number of additional units credited is determined by dividing the net premiums, experience credits and transfers to that sub-account by the then current unit value for that sub-account. The number of units of each sub-account credited to the owner's policy will be decreased by policy charges to the sub-account, loans and loan interest charges, transfers from that sub-account and withdrawals from that sub-account. The reduction in the number of units credited is determined by dividing the deductions to that sub-account, loans and loan interest charges, transfers from that sub-account and withdrawals from that sub-account by the then current unit value for that sub-account. The number of sub-account units will decrease to zero on a policy surrender.

                    Unit Value. The unit value of a sub-account will be determined on each valuation date. The amount of any increase or decrease will depend on the net investment experience of that sub-account. The value of a unit for each sub-account was originally set at $1.00 on the first valuation date. For any subsequent valuation date, its value is equal to its value on the preceding valuation date multiplied by the net investment factor for that sub-account for the Valuation Period ending on the subsequent valuation date.

                    Net Investment Factor. The net investment factor for a valuation period is the gross investment rate for such valuation period, less a deduction for the mortality and expense risk charge under this policy which is assessed at the annual rate stated on the specifications page of the policy against the average daily net assets of each sub-account of the separate account. The gross investment rate is equal to:

                    (1) the net asset value per share of a Fund share held in the sub-account of the separate account determined at the end of the current valuation period; plus

                    (2) the per share amount of any dividend or capital gains distribution by the applicable Fund if the "ex-dividend" date occurs during the current valuation period; with the sum divided by

                    (3) the net asset value per share of that Fund held in the sub-account determined at the end of the preceding valuation period.

                    The Depositor reserves the right to deduct a charge against the separate account assets, or make other provisions for, any additional tax liability the Depositor may incur with respect to the separate account or the policies, to the extent that those liabilities exceed the amounts recovered through the deduction from premiums for premium taxes and federal taxes.

                    Daily Values. The Depositor determines the value of the units in each sub-account on each day on which the portfolios of the Funds are valued. The net asset value of the Funds' shares is computed once daily, and, in the case of the Money Market Portfolio, after the declaration of the daily dividend, as of the primary closing time for business on the New York Stock Exchange (as of the date hereof, the primary close of trading is 4:00 p.m. (Eastern Time), but this time may be changed) on each day, Monday through Friday, except (i) days on which changes in the value of a Fund's portfolio securities will not materially affect the current net asset value of such Fund's shares, (ii) days during which no shares of a Fund are tendered for redemption and no order to purchase or sell such Fund's shares is received by such Fund and (iii) customary national business holidays on which the New York Stock Exchange is closed for trading.

                    Although the account value for each policy is determinable on a daily basis, the Depositor updates its records to reflect that value on each monthly anniversary. It also makes policy value determinations as of the date of the insured's death and on a policy adjustment, surrender, or lapse. When the policy value is determined, the Depositor will assess and update to the date of the transaction those charges made against the owner's account value, namely the administration charge and the cost of insurance charge. Increases or decreases in policy values will not be uniform for all policies but will be affected by policy transaction activity, cost of insurance charges and the existence of loans.

               (7)  Free Look

                    If the owner is not satisfied with the policy after it is issued, the owner may cancel and return the policy to the Depositor within 10 days after receiving it. If the policy is returned, the owner will receive, within seven days of the date the Depositor receives notice of cancellation, a full refund of the premiums paid.

                    A request for an increase in face amount also may be canceled. The request for cancellation must be made within 10 days, or such other period required by applicable state law, after the owner receives the new policy specifications page for the increase.

                    Upon cancellation of an increase, the owner may request that the Depositor refund the amount of the additional charges deducted in connection with the increase. This amount will equal the amount by which the monthly deductions since the increase went into effect exceeded the monthly deductions which would have been made without the increase. If no such request is made, the Depositor will increase the policy's account value by the amount of these additional charges. This amount will be allocated among the sub-accounts of the separate account and guaranteed account in the same manner as it was deducted.

               (8)  Conversion Right to an Individual Policy

                    If the group contract is terminated, or if the insured's insurance under the group contract ends due to the termination of his or her employment or membership in the class or classes eligible for coverage under the group contract, or if his or her insurance is reduced on or after the attainment of age sixty in any increment or series of increments totaling twenty percent or more of the amount of insurance in force under the policy prior to the first reduction at age sixty, the owner shall be entitled to convert such insurance to a policy of permanent individual life insurance within 31 days of such termination or reduction, without providing evidence of insurability, subject to the following:

                    (1) the owner's written application to convert to an individual policy and the first premium for the individual policy must be received in the Depositor's home office within 31 days of the date the insurance terminates under the group contract; and

                    (2) the owner may convert all or part of the amount of insurance under the group contract at the time of termination or, if insurance is reduced due to age, the amount of insurance equal to the amount which was reduced. However, if an insured's insurance terminates because the group contract is terminated, the insured is eligible to convert an amount up to the amount of insurance he or she had just prior to the termination, less any amount he or she may become eligible for under any group contract within 45 days of the termination. The owner may convert said amounts to any policy of permanent individual life insurance then customarily issued by the Depositor for purposes of conversion. The premium charge for this insurance will be based upon the insured's age as of his or her nearest birthday; and

                    (3) if the insured should die within 31 days of the date that insurance terminated under the group contract, the full amount of insurance that could have been converted under the policy will be paid.

                    If the insured's insurance ends due to the termination of his or her employment or membership in the class or classes eligible for coverage under the group contract as a result of his or her total and permanent disability, the owner shall be entitled to convert such insurance to any policy of permanent individual life insurance then customarily issued by the Depositor for purposes of conversion.

                    The insured may convert up to the full amount of terminated insurance if termination occurs because an insured spouse's coverage terminates due to divorce or annulment of marriage to the insured employee.

                    The owner must be notified within 15 days before or after the event that results in termination or reduction of the insured's group life coverage. If the notice is given more than 15 days but less than 90 days after the event, the time allowed for the exercise of the conversion privilege shall be extended to 45 days after such notice is sent. If the notice is not given within 90 days after the event, the time allowed for the exercise of the conversion privilege expires 90 days after such notice is sent. Such notice shall be mailed by the Depositor to the owner's last address furnished to the

Depositor by the group contractholder.

               (9)  Continuation Of Group Coverage

                    If the insured's eligibility under the group contract ends, the current group coverage may continue unless:

                    (1)  the policy is no longer in force; or

                    (2) the group contract has terminated, although the Depositor may allow continuation for policies under some group-sponsored insurance programs if there is no successor plan (as defined below); or

                    (3) there is less than the required minimum in the policy's net cash value after deduction of charges for the month in which eligibility ends. The required minimum will vary based on the group-sponsored insurance program under which the policy is issued. The minimum will never be higher than $250.

                    If any of these limitations apply, the owner may still elect to continue the current group coverage, but only for a period not to exceed one year. At the end of this continuation period, he or she may convert such insurance to an individual policy of permanent insurance with the Depositor.

                    Successor plan shall mean another insurer's insurance policy(ies) with a cash accumulation feature or an annuity contract(s) that replaces the insurance provided under the group contract.

                    The face amount of insurance will not change unless the owner request a change. The Depositor reserves the right to alter all charges not to exceed the maximums. These charges may be higher than those applicable to policies under the group contract that have not been continued under this provision.

                    Termination of the group contract by the contractholder or the Depositor will not terminated the insurance then in force under the terms of the continuation provision. The group contract will be deemed to remain in force solely for the purpose of continuing such insurance, but without further obligation of the contractholder.

               (10)  Additional Benefits

                    Subject to certain requirements, one or more of the following additional insurance benefits may be added to the policy by rider. However, some group contracts may not offer each of the additional benefits described below. Certain riders may not be available in all states. The terms of the policy riders providing the additional benefits may vary from state to state, and the policy should be consulted. New benefit riders which are subsequently developed may also be offered under some group-sponsored insurance programs, and the terms of the riders will be identified in the policy. The cost of any additional insurance benefits will be deducted as part of the monthly deduction.

                    Accelerated Benefits Rider. Provides for the accelerated payment of all or a portion of the death benefit proceeds if the insured is terminally ill, subject to the minimums and maximums specified in the rider. Eligibility requirements and conditions for payment of accelerated benefits are also described in the rider. The amount of accelerated benefit payable is calculated by multiplying the death benefit by an accelerated benefit factor defined in the rider. Accelerated benefits will be paid to the owner unless the owner validly assigns them otherwise.

                    Waiver Rider. Provides for the waiver of the monthly deductions while the insured is totally disabled, subject to certain limitations described in the rider. The insured must have become disabled before the age of 60.

                    Accidental Death and Dismemberment Rider. Provides additional insurance if the insured dies or becomes dismembered as a result of an accidental bodily injury, as defined in the rider. Under the terms of the rider, the additional benefits provided in the policy will be paid upon receipt of proof by the Depositor that the death or dismemberment resulted directly from accidental injury and independently of all other causes. The death or dismemberment must occur within the timeframes specified in the rider.

                    Children's Rider. Provides for term insurance on the insured's children, as specified in the rider. To be eligible for the insurance, the child must be of eligible age as indicated in the rider and be dependent upon the insured for financial support. Under terms of the rider, the death benefit will be payable to the owner of the policy to which the rider is attached.

                    Spouse and Child Rider. Provides for term insurance on the insured's spouse and children, as specified in the rider. To be eligible for the insurance, spouse and children must meet the eligibility requirements indicated in the rider. Under terms of the rider, the death benefit will be payable to the owner of the policy to which the rider is attached.

                    Policyholder Contribution Rider. Allows the contractholder of a group contract to pay for all or a portion of the monthly charges under the policy without affecting the account value which may accumulate due to employee-paid net premiums. The portion of the net premium paid by the contractholder will be allocated to the guaranteed account. On the same day such premium is allocated, the charges the contractholder intends to cover will be deducted from the guaranteed account value.

               (11) Beneficiary

                    The owner may name one or more beneficiaries on the signed policy application to receive the death benefit. The owner may choose to name an irrevocable beneficiary, a beneficiary that the owner cannot change without that beneficiary's consent. If the owner does not name an irrevocable beneficiary, the owner has reserved the right to change the beneficiary by filing a subsequent written request with the Depositor. In that event, the Depositor will pay the death benefit to the beneficiary named in the most recent change of beneficiary request.

                    Upon a beneficiary's death the beneficiary's interest in the policy ends. Only those beneficiaries who survive the insured will be eligible to share in the proceeds. If no beneficiary survives the insured, the Depositor will pay the proceeds according to the following order of priority:

                    (1)  the insured's lawful spouse, if living; otherwise

                    (2)  the personal representative of the insured's estate.

                    An owner who has reserved the right to change the beneficiary may file a written request with the Depositor to change the beneficiary. If the owner has not reserved that right, the written consent of the irrevocable beneficiary will be required to make the change. The owner's written request will not be effective until it is recorded in the Depositor's home office records. Thereafter, it will take effect as of the date the owner signed the request, except as to any proceeds paid by the Depositor before the request was recorded.

               (12) Settlement Options

                    The death benefit proceeds of a policy will be payable if the Depositor receives due proof satisfactory to it of the insured's death while it is in force. The proceeds will be paid in a single sum unless a settlement option has been selected.

                    The Depositor will pay interest on the face amount of single sum death proceeds from the date of the insured's death until the date of payment. Interest will be at an annual rate determined by the Depositor, but never less than 3 percent per year, compounded annually, or the minimum rate required by state law. Death benefits proceeds arising from the account value, as under Option B, will continue to reflect the separate account experience until the time of payment of those amounts.

                    The proceeds of a policy may be paid in other than a single sum and the owner may, during the lifetime of the insured, request that the Depositor pay the proceeds under one of the policy's settlement options. The Depositor may also use any other method of payment acceptable to both the owner and the Depositor. Unless the owner elects otherwise, a beneficiary may select a settlement option after the insured's death. A settlement option may be selected only if the payments are to be made to a natural person in that person's own right.

                    Each settlement option is payable in fixed amounts as described below. A person electing a settlement option will be asked to sign an agreement covering the election which will state the terms and conditions of the payments. The payments do not vary with the investment performance of the separate account.

                    (1) Interest Payments. This option will provide payment of interest on the proceeds at such times and for a period that is agreeable to the person electing the settlement option and the Depositor. Withdrawal of proceeds may be made in amounts of at least $500. At the end of the period, any remaining proceeds will be paid in either a single sum or under any other method the Depositor approves.

                    (2) Fixed Period Annuity. This is an annuity payable in monthly installments for a specified number of years, from one to twenty years. The amount of guaranteed payments for each $1,000 of proceeds applied would be shown on the settlement option agreement.

                    (3) Life Annuity. This is an annuity payable monthly during the lifetime of the person who is to receive the income and terminating with the last monthly payment immediately preceding that person's death. The Depositor may require proof of the age and gender of the annuitant. The amount of guaranteed payments for each $1,000 of proceeds applied would be shown in the settlement option agreement. It would be possible under this option for the annuitant to receive only one annuity payment if he or she died prior to the due date of the second annuity payment, two if he or she died before the due date of the third annuity payment, etc.

                    (4) Payments of a Specified Amount. This is an annuity payable in a specified amount until the proceeds and interest are fully paid.

                         The minimum amount of interest the Depositor will pay
under any settlement option will be at a rate of not less than 3 percent per year, compounded annually, or the minimum rate required by state law. Additional interest earnings, if any, on deposits under a settlement option will be payable as determined by the Depositor.

               (13)  Dollar Cost Averaging

                     The Depositor currently offer a dollar cost averaging option enabling the owner to pre-authorize automatic monthly or quarterly transfers from the Money Market Sub-Account to any of the other sub-accounts. There is no charge for this option. The transfers will occur on monthly anniversaries. Dollar cost averaging is a systematic method of investing in which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the securities is averaged over time and possibly over various market values. Since the value of the units will vary over time, the amounts allocated to a sub-account will result in the crediting of a greater number of units when the unit value is low and a lesser number of units when the unit value is high. Dollar cost averaging does not guarantee profits, nor does it assure that a policy will not have losses.

                      To elect dollar cost averaging the owner must have at least $3,000 in the Money Market Sub-Account. The automatic transfer amount from the Money Market Sub-Account must be at least $250. The minimum amount that may be transferred to any one of the other sub-accounts is $50. The Depositor reserve the right to discontinue, modify or suspend the dollar cost averaging program at any time.

                      On a dollar cost averaging request form which the owner may obtain upon request, the owner will designate the specific dollar amount to be transferred, the sub-accounts to which the transfer is to be made, the desired frequency of the transfer and the total number of transfers to be made. If at any time while the dollar cost averaging option is in effect, the amount in the Money Market Sub-Account is insufficient to cover the amount designated to be transferred, the current election in effect will terminate. An owner may terminate the dollar cost averaging election at any time by giving us a request in writing or through any other method made available by us under the group-sponsored insurance program.

                (14)  Assignment

                      The policy may be assigned by the policy owner. The assignment must be in writing and filed at the home office of the Depositor. The Depositor assumes no responsibility for the validity or effect of any assignment of the policy or of any interest in it. Any claim made by an assignee will be subject to proof of the assignee's interest and the extent of that interest. A valid assignment will take precedence over any claim of a beneficiary.

(15) Misstatement of Age

                      If the insured's age has been misstated, the death benefit and the account value will be adjusted. The adjustment will be the difference between two amounts accumulated with interest. These two amounts are: (1) the monthly cost of insurance charges that were paid, and; (2) the monthly cost of insurance charges that should have been paid based on the insured's correct age. The interest rates used are the rates that were used in accumulating the general account values.

                 (16) Incontestability

                      After a policy has been in force during the insured's lifetime for a two-year period from the effective date, the Depositor cannot contest the insurance for any loss that is incurred more than two years after the effective date, unless the net cash value has dropped below the amount necessary to pay the insured's cost of insurance on the insured's life. However, if there has been an increase in the amount of insurance for which evidence of insurability was required, then, to the extent of that increase, any loss which occurs within two years of the effective date of the increase will be contestable.

(17) Suicide

                      If the insured, whether sane or insane, dies by suicide, within two years of the effective date, the liability of the Depositor will be limited to an amount equal to the premiums paid for the policy for the insured. If there has been a face amount increase for which evidence of insurability was required, and if the insured dies by suicide within two years from the effective date of the increase, the liability of the Depositor with respect to that increase will be limited to an amount equal to the premiums paid for such increase.

                  (18)  Experience Credits

                        Each year the Depositor will determine if the policies and the class of policies to which they belong will receive an experience credit. Experience credits, if received, may be added to the owner's account value or, if the owner elects, paid in cash.

                        An experience credit which is applied to the account value will be allocated to the guaranteed account or to the sub-accounts of the separate account in accordance with the owner's current instructions for the allocation of net premiums. In the absence of such instructions, experience credits will be allocated to the guaranteed account value and separate account value in the same proportion that those account values bear to each other and, as to the account value in the separate account, to each sub-account in the proportion that the sub-account value bears to the separate account value.


     INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

     The separate account invests its assets in shares of the Series Fund, the VIP Fund and the VIP II Fund. The Funds collectively have available eighteen portfolios. These portfolios and their investment objectives are set forth below:

     (a) Series Fund Portfolios:

-- Growth Portfolio
The Growth Portfolio seeks-long term accumulation of capital. Current income is a factor in the selection of securities, but is a secondary objective.

      -- Bond Portfolio
The Bond Portfolio seeks as high a level of a long-term rate of return as is consistent with prudent investment risk. It also seeks preservation of capital as a secondary objective.

      -- Money Market Portfolio
The Money Market Portfolio seeks maximum current income to the extent consistent with liquidity and the preservation of capital.

      -- Asset Allocation Portfolio
The Asset Allocation Portfolio seeks as high a level of long-term rate of return as is consistent with prudent investment risk.

      -- Mortgage Securities Portfolio
The Mortgage Securities Portfolio seeks a high level of current income consistent with prudent investment risk.

      -- Index 500 Portfolio
The Index 500 Portfolio seeks investment results that correspond generally to the price and yield performance of the common stocks included in the Standard & Poor's Composite Stock Price Index (the S&P
500).

      -- Capital Appreciation Portfolio
The Capital Appreciation Portfolio seeks growth of capital.

      -- International Stock Portfolio
The International Stock Portfolio seeks-long capital growth.

      -- Small Company Growth Portfolio
The Small Company Growth Portfolio seeks-long term accumulation of capital.

      -- Value Stock Portfolio
The Value Stock Portfolio seeks-long term accumulation of capital. The production of income is a secondary objective.

      -- Small Company Value Portfolio
The Small Company Value Portfolio seeks-long term accumulation of capital.

      -- Global Bond Portfolio
The Global Bond Portfolio seeks to maximize current income, consistent with the protection of principal.

      -- Index 400 Mid-Cap Portfolio
The Index 400 Mid-Cap Portfolio seeks investment results that correspond generally to the aggregate price and dividend performance of the publicly traded common stocks that comprise the Standard & Poor's 400 Mid-Cap Index (the S&P 400).

-- Macro-Cap Value Portfolio
The Macro-Cap Value Portfolio seeks high total return.

-- Micro-Cap Growth Portfolio
The Macro-Cap Growth Portfolio seeks long-term capital appreciation.

(b) VIP Fund Portfolios

      -- VIP - High Income Portfolio
The High Income Portfolio seeks a high level of current income while also considering growth of capital.

      -- VIP - Equity-Income Portfolio
The Equity-Income Portfolio seeks reasonable income. It will also consider the potential for capital appreciation. Its goal is to achieve a yield which exceeds the composite yield on securities comprising the S&P 500.

      (c) VIP II Fund Portfolio

      -- VIP II - Contrafund Portfolio
The Contrafund Portfolio seeks long-term capital appreciation.

      These portfolios offer owners the opportunity to invest in stocks, bonds, mortgage securities and money market instruments.

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

     (a)  Name of company.

               Advantus Series Fund, Inc.
               Fidelity Variable Insurance Products Fund
               Fidelity Variable Insurance Products Fund II

     (b)  Name and principal business address of depositor.

               There is no Depositor of the Funds.

     (c)  Name and principal business address of trustee or custodian.

               (i) For the Series Fund:

               Bankers Trust Company, 280 Park Avenue, New York, New York 10017, acts as custodian of the securities held by the Bond Portfolio, Mortgage Securities Portfolio and the Global Bond Portfolio.

               Norwest Bank Minnesota, N.A., Wells Fargo Master Trust and Custody Services, 801 Nicollet Mall, Suite 700, Minneapolis, Minnesota 55479, acts as the custodian for securities held by the Growth Portfolio, Money Market Portfolio, Asset Allocation Portfolio, Index 500 Portfolio, Capital Appreciation Portfolio, International Stock Portfolio, Small Company Growth Portfolio, Value Stock Portfolio, Small Company Value Portfolio, Index 400 Mid-Cap Portfolio, Macro-Cap Value Portfolio, and the Micro-Cap Growth Portfolio.

               (ii) For the VIP Fund:

               The Bank of New York, 110 Washington Street, New York, New York 10006-1707 acts as custodian of the securities held by the Fidelity VIP High Income Portfolio.

               The Chase Manhattan Bank, 1 Chase Manhattan Plaza, New York, New York 10005 acts as custodian of the securities held by the Fidelity VIP Equity-Income Portfolio.

               (iii)  For the VIP Fund II:

               Brown Brothers Harriman & Co., 40 Water Street, Boston, Massachusetts 02109-3604 acts as custodian of the securities held by the Fidelity VIP II Contrafund Portfolio.

     (d)  Name and principal business address of principal underwriter.

               The Series Fund sells its shares to the Depositor without the use of any underwriter.

               The distributor or principal underwriter for shares of the VIP and VIP II funds is:

                Fidelity Distributors Corporation
                82 Devonshire Street
                Boston, Massachusetts 02109

     (e) The period during which the securities of such company have been the underlying securities.

               To date, no shares of the portfolios of the Funds have been acquired by the separate account.

    INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities,
(3) distributions, (4) cumulated or reinvested distributions or income, and
(5) redeemed or liquidated assets of the trust's securities are subject:

          (A)  the nature of such load, fee, expense, or charge;

          (B)  the amount thereof;

          (C) the name of the person to whom such amounts are paid and his relationship to the trust;

          (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

                    (1) Premium Tax Charge. The Depositor will deduct a percentage of premium charge not to exceed 4 percent of each premium received for premium taxes. Premium tax charges vary based on the group-sponsored insurance program under which the policy is issued. This charge is to compensate the Depositor for its payment of premium taxes that are imposed by state and local jurisdictions, and such other charges or expenses as the Depositor may incur with respect to the policies, including guaranty fund assessments. The Depositor may waive the premium tax charge for premiums received as a result of Internal Revenue Code section 1035 exchanges from another policy.

                    (2) Federal Tax Charge. Due to a federal tax law change under the Omnibus Budget Reconciliation Act of 1990, as amended ("OBRA"), insurance companies are generally required to capitalize and amortize certain policy acquisition expenses rather than currently deducting such expenses. This has resulted in an additional corporate income tax liability for insurance companies. For policies deemed to be group policies for purposes of OBRA, the Depositor makes a charge of up to 0.35 percent of each premium payment to compensate the Depositor for the additional corporate taxes it pays for these policies. OBRA imposes a higher policy acquisition expense to be capitalized on policies deemed to be individual contracts under OBRA, resulting in significantly higher corporate income tax liability for such policies. Thus, under policies deemed to be individual contracts under OBRA, the Depositor makes a charge of up to 1.25 percent of each premium payment. This additional charge is treated as a sales load for purposes of determining compliance with the limitations on sales loads imposed by the 1940 Act and applicable regulations thereunder. The Depositor may waive the federal tax charge for premiums received as a result of Internal Revenue Code section 1035 exchanges from another policy.

                    (3) Sales Charge. The Depositor may deduct a sales charge from each premium paid under the policy. Sales charges vary based on the group-sponsored insurance program under which the policy is issued. The charge will never exceed 5 percent of each premium paid. The sales charge will be determined based on a variety of factors, including enrollment procedures, the size and type of the group, the total amount of premium payments to be received, any prior existing relationship with the group sponsor, the level of commissions paid to agents and brokers and their affiliated broker-dealers, and other circumstances of which the Depositor is not presently aware. The Depositor may waive the sales charge for premiums received as a result of Internal Revenue Code section 1035 exchanges from another policy. In addition, the Depositor may waive the sales charge for premiums paid by designated payors under a group-sponsored insurance program (for example, insureds versus the group sponsor).

                    The amount of the sales charge in any policy year cannot be specifically related to sales expenses for that year. To the extent that sales expenses are not recovered from the sales charge, the Depositor will recover them from the Depositor's other assets or surplus, which may include profits from the mortality and expense risk charge or the cost of insurance charge. See also the response to Item 13(d).

                    (4) Underlying Securities. The investment adviser of the Series Fund is Advantus Capital Management, Inc. ("Advantus Capital"). Advantus Capital acts as investment adviser to the Series Fund pursuant to an investment advisory agreement. The Series Fund pays Advantus Capital an advisory fee computed separately for each portfolio based upon each portfolio's net assets. Advantus Capital pays a portion of such fees to investment sub-advisers of the respective portfolios. The advisory agreement provides that the fee shall be computed at the annual rate of .40 percent of the Index 500 and Index 400 Mid-Cap Portfolios, .75 percent of the Capital Appreciation, Small Company Value, Small Company Growth and Value Stock Portfolios, 1.00 percent of the International Stock Portfolio, .60 percent of the Global Bond Portfolio, .70 percent of the Macro-Cap Value Portfolio, 1.10 percent of the Micro-Cap Growth Portfolio, and .50 percent of each of the remaining Portfolios' average daily net assets. The advisory fee for the International Stock Portfolio is reduced as the average daily net assets of that portfolio reach certain levels. The Series Fund also pays certain other expenses, subject in part to certain limits. The International Stock Portfolio advisory fees and the other expenses are more fully described under the caption "Investing in the Fund" in the most recent prospectus of the Series Fund filed pursuant to Rule 497 under the Securities Act of 1933 (the "1933 Act") in connection with its registration statement thereunder, File Number 2-96990, which information is incorporated herein by reference (See Exhibit D(1)).

                    The investment adviser for the VIP Fund and the VIP II Fund is Fidelity and Management Research Company ("FMR"). FMR acts as investment adviser to the VIP Fund and VIP II Fund pursuant to investment advisory agreements. The VIP Fund and VIP II Fund pay FMR an advisory fee computed separately for each portfolio made available to the separate account based upon each portfolio's net assets. The advisory fee is calculated and paid to FMR every month. FMR pays a portion of such fees to investment sub-advisers of the respective portfolios. The advisory agreements provide that the fee shall be computed for each portfolio by adding a group fee rate to an individual fee rate, dividing by twelve, and multiplying the result by the portfolio's average net assets throughout the month. The VIP Fund and VIP II Fund also pay certain other expenses. More information about the VIP Fund is available in the most recent prospectus filed under the 1933 Act in connection with its registration statement thereunder, File Number X-XXXXX, which information is incorporated herein by reference (See Exhibit D(2)). More information about the VIP II Fund is available in the most recent prospectus filed under the 1933 Act in connection with its registration statement thereunder, File Number X-XXXXX, which information is incorporated herein by reference (see Exhibit D(3)).

                    (5) Distributions. No load, fee, expense or charge is assessed in connection with a redemption of shares of the portfolios of the Funds or on the payment of the death benefit under the policy.

                    (6) Cumulated or Reinvested Distributions or Income. All income and other distributions received by the separate account are reinvested at net asset value in shares of a portfolio of the Fund making such distributions.

                    (7) Redeemed or Liquidated Assets. No load, fee, expense or charge is assessed in connection with a redemption of shares of the portfolios of the Funds.

     (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

               The policies are not issued for a specific period of time, although the policies have a maturity date which is stated as the 95th birthday of the insured. The minimum initial scheduled annual premium that may be paid under the policy is an amount which, after the deduction of percentage of premium charges, will cover the first month's deductions. Depending upon the face amount of the policy and the age of the insured, the resulting plan of insurance will differ. See the response to Item 10(i)(1).

                                  Certificate Under a Group Contract Purchased at Age 45
                        Uni-smoke Rates Under 125% of 1980 Commissioner Standard Ordinary Table
                                  Assuming a Premium Paid the First Day of Each Month
                                          Equal to (COI Plus Admin)/(0.9275)*
                                        Level Face Amount of $50,000 All Years

                      Aggregate Amount
                    of Payments to Age 95     6 Monthly Payments     12 Monthly Payments     24 Monthly Payments
                    _____________________     __________________     ___________________     ___________________

                               Percent of              Percent of              Percent of              Percent of
                     Amount     Payments     Amount     Payments     Amount     Payments     Amount     Payments
                     ______    __________    ______    __________    ______    __________    ______    __________
 (1) Amount of
    Payments      $252,531.60    100.00%    $176.46      100.00%    $352.92      100.00%    $729.84      100.00%

(2) Amount of
    Sales Load     $12,626.58      5.00%      $8.82        5.00%     $17.65        5.00%     $36.49        5.00%

(3) Fee of
    Custodian
    or Trustee            N/A        N/A        N/A          N/A        N/A          N/A        N/A          N/A

(4) Insurance
    Premium**             N/A        N/A        N/A          N/A        N/A          N/A        N/A          N/A

(5) Other
    Deductions
    from
    Payments***     $5,681.96      2.25%      $3.97        2.25%      $7.94        2.25%     $16.42        2.25%

(6) Total
    Deductions
    (2-5)          $18,308.54      7.25%     $12.79        7.25%     $25.59        7.25%     $52.91        7.25%

(7) Net Amount
    Invested      $234,223.06     92.75%    $163.67       92.75%    $327.33       92.75%    $676.93       92.75%

    * The owner of the certificate must have enough net cash value each month to deduct cost of insurance ("COI")
      and the administration charge.  Therefore, the illustrated premium payments are the sum of these two amounts grossed up for the premium expense charges which are 7.25% of each premium paid for certificates deemed to be issued on a group basis under OBRA.

    ** The cost of insurance charge and the administration charge are deducted from the net cash value at the end of the first day of each month.  It is assumed the net amount of premium payment is invested immediately prior to the deduction of these charges.  These net cash value deductions are expressed as a percent of premium payments as follows (continuing from the charge above):
    Cost of
    Insurance     $231,811.20     91.79%    $139.50       79.05%    $279.00       79.05%    $580.20       79.50%

    Administration
    Charge          $2,400.00      0.95%     $24.00       13.60%     $48.00       13.60%     $96.00       13.15%

    Total
    Deductions    $234,211.20     92.75%    $163.50       92.66%    $327.00       92.66%    $676.20       92.65%

    *** The "other deductions" are the 2% premium tax charge and the 0.25% federal tax charge.

(c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

               (1) See the response to Item 13(b) as it pertains to the application of sales charge at the maximum level. The amount of total sales charge is not a percentage of the net amount invested under the policies. See the responses to Items 13(a) and 13(d).

     (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee custodian or principal underwriter.

               As described in the response to Item 13(a)(3), sales charges deducted from each premium paid vary based on the group-sponsored insurance program under which the policy is issued but will never exceed 5 percent of each premium paid.

               The Depositor will consider the following elements of a group-sponsored program which affect the Depositor's expenses in determining a possible reduction in the 5 percent sales charge imposed on premium payments for policies:

               (1) The size and type of group to which the sales of the policies are made will be considered. Generally, sales expenses for a larger group of insureds are lower than for a smaller group because of the Depositor's ability to implement a large number of sales per sales contact.

               (2) The total amount of premium payments to be received will be considered as affecting per dollar sales expenses. Per dollar sales expenses are likely to be less on larger premium amounts received than on smaller premium amounts.

               (3) A prior existing relationship with the Depositor may affect sales expenses. Generally, sales expenses are likely to be less where there is a prior existing relationship because of the likelihood of implementing more sales per sales contact.

               (4) The level of commissions paid to agents and brokers and their affiliated broker-dealers will be considered in the determination of the sales charge imposed on premium payments. Some broker-dealers may offer policies in connection with programs presented on a fee-for-service basis and may thereby elect to receive lower or no commissions for the sales of the policies thereby reducing the Depositor's sales expense which can be reflected in a reduced sales charge.

               (5) There may be other circumstances, of which the Depositor is not presently aware, which could result in reduced sales expenses.

               If, after consideration of the foregoing factors, the Depositor determines that there will be a reduction in sales expenses, the Depositor will provide a reduction in the imposition of the sales charge. In no event will reduction or elimination of the sales charge be permitted where such reduction or elimination would be unfairly discriminatory to any person or class of persons.

               In no event will the total sales charges on premiums paid exceed 5 percent. The sales charges will not change in the event that an owner is no longer eligible under a group-sponsored program and elects to exercise the continuation provision provided under the policy.

     (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

               (1)  Monthly Deduction

                    Account value charges vary based on the group-sponsored insurance program under which the policy is issued. Each month, the Depositor will deduct from a policy's net cash value the monthly deduction which is the sum of the following applicable items:

                    --  an administration charge;

                    --  a cost of insurance charge; and

                    -- the cost of any additional insurance benefits provided by rider.

                    (i)  Monthly Administration Charge

                         The Depositor may deduct an administration charge
from the net cash value of the policy each month. The administration charge will never exceed $4 per month. This charge is to compensate the Depositor for expenses incurred in the administration of the policies, including the costs of processing enrollments, determining insurability and establishing and maintaining policy records. Differences in the administration charge applicable to specific group-sponsored insurance programs will be determined based on expected differences in the administrative costs for the policies or in the amount of revenues that the Depositor expects to derive from the charge. These differences may result, for example, from the number of eligible members in the group, the type and scope of administrative support provided by the group sponsor, the expected average policy size, and the features to be included in policies under the group-sponsored insurance program. This charge is not designed to produce a profit.

                         The Depositor reserves the right to alter the
administration fee upon the exercise of the continuation provision under the policy. Any such altered fee will not exceed the maximum $4 charge.

                   (ii)  Cost of Insurance

                         The monthly cost of insurance will be calculated by
multiplying the applicable cost of insurance rate based on the insured's attained age and rate class by the net amount at risk for each policy month. The net amount at risk for a policy month is the difference between the death benefit and the account value. The net amount at risk may be affected by changes in the face amount of the policy or by changes in the account value.

                         The cost of insurance rates are generally determined
at the beginning of each policy year, although changes may be made at other times if warranted due to changes in the underlying characteristics of the group, changes in benefits included in policies under the group-sponsored insurance program, the experience of the group, changes in the expense structure, or a combination of these factors.

                         Cost of insurance rates for each group-sponsored
insurance program are determined based on a variety of factors related to group mortality including gender mix, average amount of insurance, age distribution, occupations, industry, geographic location, participation, level of medical underwriting required, degree of stability in the charges sought by the group sponsor, prior mortality experience of the group, number of actual or anticipated owners electing the continuation option, and other factors which may affect expected mortality experience. In addition, cost of insurance rates may be intended to cover expenses to the extent they are not covered by the other policy charges. Changes in the current cost of insurance rates may be made based on any factor which affects the actual or expected mortality or expenses of the group.

                         Any changes in the current cost of insurance rates
will apply to all persons of the same attained age and rate class under the group-sponsored insurance program. The Depositor and the group sponsor will agree to the number of classes and characteristics of each rate class. The classes may vary by tobacco users and non-tobacco users, active and retired status, owners of coverage continued under the continuation provision and other owners, and/or any other nondiscriminatory classes agreed to by the group sponsor.

                         The current cost of insurance rates will not be
greater than the guaranteed cost of insurance rates set forth in the policy. These guaranteed rates are 125 percent of the maximum rates that could be charged based on 1980 Commissioners Standard Ordinary Mortality Tables ("1980 CSO Table"). The guaranteed rates are higher than 100 percent of the 1980 CSO Table because the Depositor uses a simplified underwriting approach and may issue policies that do not require medical evidence of insurability. The current cost of insurance rates is generally lower than 100 percent of the 1980 CSO Table. (For purposes of premiums under Section 7702 of the Internal Revenue Code of 1986, as amended, the Depositor will use 100 percent of the 1980 CSO Table.)

                         The Depositor reserves the right to alter the monthly
cost of insurance charge, up to the maximum set forth in Table A of the policy, if the insurance is continued. See the response to Item 10(i)(9).

                  (iii)  Additional Benefits

                         As described in the response to Item 10(i)(10), one
or more additional insurance benefits may be added to certain policies by rider, subject to certain requirements. The cost of any such additional insurance benefits will be deducted as part of the monthly deduction.

               (2)  Withdrawal Transaction Charge

                    A withdrawal transaction charge may be deducted from the net cash value to cover administrative processing costs. The charge will not exceed the lesser of $25 or 2 percent of the amount withdrawn.

               (3)  Separate Account Charges

                    The Depositor assesses a mortality and expense risk charge against the separate account assets on a daily basis. This charge will vary based on the group-sponsored insurance program under which the policy is issued. The annual rate will not exceed .50 percent of the average daily assets of the separate account. This annual rate is based on the actuarial risk associated with the group that the cost of insurance and other charges will be insufficient to cover the actual mortality experience and other costs in connection with the policies.

                    The depositor will determine differences in the mortality and expense risk charge rates applicable to different group-sponsored insurance programs on the basis of differences in the levels of mortality and expense risk under those contracts. Differences in mortality and expense risk arise principally from the fact that: (1) the factors used to determine cost of insurance and administration charges are more uncertain for some group-sponsored insurance programs than for others; and (2) the Depositor's ability to recover any unexpected mortality and administration costs will also vary from group-sponsored insurance program to group-sponsored insurance program, depending on the charges established for policies issued under the group-sponsored insurance program, and on other financial factors.


                    The Depositor reserves the right to deduct a charge against the separate account assets, or make other provisions, for any additional tax liability the Depositor may incur with respect to the separate account or the policies, to the extent that those liabilities exceed the amounts recovered through the deduction from premiums for premium taxes and federal taxes. No such charge or provision is made at the present time.

               (4) Transfer Charge

               A transfer or reallocation of net cash value between the guaranteed account and the separate account or among the sub-accounts of the separate account is subject to a transaction charge. Currently, no such charge is imposed on a transfer, but a transfer charge up to a maximum of $10 may be imposed in the future by the Depositor.

     (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

               The Depositor will not receive any profits or other benefits not included in answer to Items 13(a) or 13(d) through the sale or purchase of the policies or the shares of the portfolios of the Funds. Registered representatives of Ascend Financial, the principal underwriter, or certain broker-dealers associated with it, will receive commissions from the Depositor in connection with the sale of the policies (see Exhibit A(3)).

     (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

               Not applicable.

     INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

          The policies will be offered and sold pursuant to established premium schedules and underwriting standards and in accordance with state insurance laws. Such laws generally prohibit unfair discrimination among policy owners of the same class and equal expectation of life, but recognize that premiums must be based upon factors such as age, sex, risk class, health, habits, plan and duration.

          The Depositor will generally issue a group contract to a group, as defined and permitted by state law, whose members and/or their spouses may become owners and/or insureds thereunder so long as they are within the class of members eligible to be included in the group contract. The class(es) of members eligible to be owners and/or insureds under a policy of the group contract are set forth in that group contract's specification pages. The group contract will be issued upon receipt of an application for the group contract signed by a duly authorized officer of the group wishing to enter into a group contract and the acceptance of that application by a duly authorized officer of the Depositor at its home office. Individuals (i.e., eligible employees or their spouses) wishing to purchase a policy under a group-sponsored program must complete the appropriate application for life insurance and submit it to the Depositor's home office. The Depositor will issue to the group sponsor either a certificate or an individual policy to give to each owner whose application is accepted by the Depositor.

          Individuals who satisfy the group eligibility requirements under a particular group contract may be required to submit to a simplified underwriting procedure which requires satisfactory responses to certain health questions in the application and to provide, in some cases, medical information. Acceptance of an application is subject to the Depositor's underwriting rules, and the Depositor reserves the right to reject an application for any reason.

          A policy will not take effect until the owner signs the appropriate application for insurance, the initial premium has been paid prior to the insured's death, the insured is eligible, and the Depositor approves the completed application. The date on which the last event occurs shall be the effective date of coverage ("issue date").

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

          See the response to Item 10(d).

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

          In the case of outstanding policies, purchases of shares of the portfolios of the Funds for the separate account are made at the net asset value of such shares as of the end of the valuation period during which the Depositor receives policy premiums and nonrepeating premiums at its home office. In the case of a newly issued policy, purchases of shares of the portfolios of the Funds in connection with the first net premium payment will be based on the values as of the end of the valuation period after the issuance of the policy by the Depositor. Redemptions of shares of the portfolios of the Funds are made at the net asset value as of the end of the valuation period during which the Depositor receives a request for transfer, withdrawal, surrender, or a loan at its home office.

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

               See the responses to Items 10(c) and (d).

     (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

               The Depositor is required by the policies to honor withdrawal or redemption requests as described in the responses to Items 10(c)and (d). Procedures governing the redemption or repurchase of shares of the portfolios of the Funds is available in the most recent prospectus filed by each of the Funds under the 1933 Act in connection with its registration statement thereunder, which information is incorporated herein by reference (see Exhibits D(1), D(2) and D(3)).

     (c) Indicate whether repurchased or redeemed securities will be cancelled or may be resold.

               If the full value is withdrawn or the policy surrendered for cash, the policy is cancelled and no further premium payments may be made under it. All insurance under the policy will terminate, and it will have no further value.

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

               All income and other distributable funds of the separate account are invested in shares of the portfolios of the Funds at net asset value and added to the assets of the separate account.

     (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

               Not applicable.

     (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

               The Depositor is the legal owner of the assets in the separate account. The obligations to policy owners and beneficiaries arising under the policies are general corporate obligations of the Depositor and thus its general assets back the policies. The New York law under which the separate account was established provides that amounts allocated by the insurer to the separate account shall be owned by the insurer, that the assets therein shall be the property of the insurer, and that to the extent so provided in the applicable agreements, the assets in a separate account shall not be chargeable with the liabilities arising out of any other business of the insurer.

     (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made identify each other source and indicate whether such distribution represents the return or principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

               No distributions have been made.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

          The Depositor will keep all records respecting the separate account and the policies required under rules 31a-1 and 31a-2 under the 1940 Act. The Depositor will also furnish to policy owners or others such periodic reports as may be required by law. These will include a report to each policy owner at least once a year setting forth the account value, the face amount and the variable death benefit as of the date of the report, the premiums paid during the year, loan activity and the policy value. This report will be as of a date within two months of its mailing and will be sent without cost. The Depositor will mail to the person having a voting interest in the separate account the notices, proxies and solicitation materials furnished to it by the Funds.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

     (a)  Amendment to such indenture or agreement.

     (b)  The extension or termination of such indenture or agreement.

     (c) The removal or resignation of the trustees or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

     (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

     (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

     (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

               There are no indentures or agreements concerning the separate account except for the policies and the Distribution Agreement, described elsewhere herein.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

               The owner may borrow from the Depositor using only the policy as the security for the loan. The owner may borrow up to an amount equal to
(a) less (b), where (a) is 90 percent of the owner's account value and (b) is the loan principal plus accrued loan interest charges. A loan taken from or secured by a policy may have federal income tax consequences. The maximum loan amount is determined as of the date the Depositor receives the owner's request for a loan.

               Any loan paid to the owner in cash must be in an amount of at least $100. The Depositor will charge interest on the loan principal in arrears. At the owner's request, the Depositor will send the owner a loan request form for his or her signature. The owner may also obtain a loan by telephone during the Depositor's normal business hours. Should the owner make a request by telephone or other electronic means, he or she will be asked for personal identification and policy number.

               When the owner takes a loan, the Depositor will reduce the net cash value by the amount borrowed. This determination will be made as of the end of the valuation period during which the loan request is received at the Depositor's home office. Unless the owner directs the Depositor otherwise, the loan will be taken from the guaranteed account value and separate account value in the same proportion that those values bear to each other and, as to the separate account value, from each sub-account in the proportion that the sub-account value of each such sub-account bears to the owner's separate account value. The number of units to be canceled will be based upon the value of the units as of the end of the valuation period during which the Depositor receives the owner's loan request at the Depositor's home office. The amount borrowed continues to be part of the account value, as the amount borrowed becomes part of the loan principal where it will accrue loan interest credits and will be held in the Depositor's general account. A loan has no immediate effect on the owner's account value since at the time of the loan the account value is the sum of the guaranteed account value, separate account value and the loan principal. When a loan is to come from the guaranteed account value, the Depositor has the right to postpone a loan payment for up to six months.

               If a policy enters a grace period and if the net cash value is insufficient to cover the monthly deduction and the loan repayment, the owner will have to make a loan repayment to keep the policy in force. The Depositor will give the owner notice of the Depositor's intent to terminate the policy and the loan repayment required to keep it in force. The time for repayment will be within 31 days after the Depositor's mailing of the notice.

               The interest rate charged on the loan principal will be 8 percent per year. Interest charged will be based on a daily rate which if compounded for the number of calendar days in the year will equal 8 percent annually, and compounded for the number of days since loan interest charges were last updated.

               Loan interest charges are due at the end of the policy month. If the owner does not pay in cash the accrued loan interest charges at the end of the policy month, this unpaid interest will be deducted from the account value and added to the loan principal. The new loan principal will be subject to the same rate of interest as the loan principal in effect.

               Interest is also credited on the loan principal. Interest credits on the loan principal shall be at a rate which is not less than 6 percent per year. Interest credited will be based on a daily rate which if compounded for the number of calendar days in the year will be at least 6 percent annually, and compounded for the number of days since loan interest charges were last updated.

               Loan interest charges and loan interest credits are allocated monthly, at loan repayment, at policy surrender and at death. Loan interest charges and loan interest credits are allocated to a policy's guaranteed account value and separate account value in the same proportion that those values bear to each other and, as to the separate account value, to each sub-account in the proportion that the sub-account value of each such sub-account bears to the separate account value.

               If the policy is in force, the loan principal can be repaid in part or in full at any time before the insured's death. The loan principal may also be repaid within 60 days after the date of the insured's death, if the Depositor has not paid any of the benefits under the policy. Any loan repayment must be at least $100 unless the balance due is less than $100.

               Loan repayments are allocated to the guaranteed account. The owner may reallocate amounts in the guaranteed account among the sub-accounts of the separate accounts, subject to the limitations applicable to transfers. Loan repayments will be applied first to reduce the amount of accrued loan interest charges. Any remaining portion of the repayment will then be used to reduce the loan principal. The net cash value will increase by the amount of the loan repayment.

               A loan, whether or not it is repaid, will have a permanent effect on the account value because the investment results of the sub-accounts will apply only to the amount remaining in the sub-accounts. The effect could be either positive or negative. If net investment results of the sub-accounts are greater than the rate credited on the loan, the account value will not increase as rapidly as it would have if no loan had been made. If investment results of the sub-accounts are less than the rate credited on the loan, the account value will be greater than if no loan had been made.

     (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the Depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

               See the response to Item 21(a).

     (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

               Not applicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

          There is no indenture or agreement which limits the liabilities of the Depositor under the policies. There is no trustee or custodian of the separate account.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

          As of December 31, 1999, the officers, employees, general agents, soliciting agents and servicing agents of Minnesota Mutual Companies, Inc., its subsidiaries and affiliates, including, but not limited to the Depositor, Advantus Capital and Ascend Financial, are covered under the following policy to the extent and manner indicated: A Financial Institution Fidelity Bond (Insurance Companies Statement Form No. 25) with Continental Casualty Company
(CNA) covering the officers, employees, and servicing agents of the named insureds in the amount of $5,000,000 per occurrence and $10,000,000 aggregate and in the amount of $2,000,000 per occurrence for general agents and soliciting agents. The self-insured retention (deductible) for this coverage is $100,000 ($500,000 for agents). This Policy covers loss of money or other property which the insured shall sustain through any fraudulent or dishonest act committed by any such officer, employee, general agent, soliciting agent, or servicing agent. This includes any loss through forgery or alteration.
The deductible amount does not apply to loss sustained by any employee welfare benefit plan or employee pension benefit plan covered under such Policy. The coverage also includes the loss of any money and securities through robbery, damage or destruction, or other reasons including mysterious disappearance.


24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

          For information on the federal tax status of the Depositor, the separate account and the policies, see the discussion under the caption "Federal Tax Status" in the prospectus included in the registration statement relating to the policies filed under the 1933 Act concurrently with the filing of this registration statement, which information is incorporated herein by reference.

III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR.

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date or organization.

          The Depositor is a stock life insurance company organized in 1988 and authorized to conduct an insurance business in 1990 under the laws of the State of New York.


26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith:

               Not applicable.

     (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:

               (1)  The nature of such fee or participation

               (2)  The name of the person making payment

               (3)  The nature of the services rendered in consideration

                    Not applicable.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor or the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

          The Depositor is a stock life insurance company. It is licensed to conduct a life insurance business in New York. The Depositor has organized the separate account to support variable life insurance contracts issued by the Depositor. The separate account is registered under the 1940 Act.


     OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

28. (a) Furnish as at latest practicable date the following information with respect to the Depositor of the trust, with respect to each officer, director, or partner of the Depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5 percent or more of the outstanding voting securities of the Depositor.

               As of December 31, 1999:

               The Depositor is a stock life insurance company. Minnesota Life Insurance Company owns 100 percent of the outstanding shares of the Depositor.

               No officer or Director of the Depositor owns any policies.

               Positions held by Directors and principal officers of the Depositor are as follows:

No officer or Director owns any policies.


               Positions held by Directors and principal officers of the Depositor are as follows:

                           Position with
Name and Business Address  Northstar Life          Principal Occupation
Paul W. Anderson           Vice President          Second Vice President,
400 Robert Street North                            Minnesota Life Insurance
St. Paul, MN 55101                                 Company

John F. Bruder             Director and Vice       Senior Vice President,
400 Robert Street North    President               Minnesota Life Insurance
St. Paul, MN 55101                                 Company

Keith M. Campbell          Director                Senior Vice President,
400 Robert Street North                            Minnesota Life Insurance
St. Paul, MN 55101                                 Company

Susan L. Ebertz            Director and Vice       Second Vice President,
400 Robert Street North    President of            Minnesota Life Insurance
St. Paul, MN 55101         Operations              Company, February 1998 to
                                                   present, prior thereto,
                                                   Director, Group Insurance
                                                   Services, Minnesota Life
                                                   Insurance Company, from
                                                   September 1994 to January
                                                   1998

Frederick P. Feuerherm     Treasurer               Vice President, Minnesota
400 Robert Street North                            Life Insurance Company,
St. Paul, MN 55101                                 February 1998 to present,
                                                   prior thereto, Second Vice
                                                   President, Minnesota Life
                                                   Insurance Company, from
                                                   August 1986 to February
                                                   1998

John M. Gibbons, III       Director                Managing Director, Deutsche
130 Liberty Street                                 Bank
New York, NY 10006

Kathleen A. Hagen          Director                Senior Vice President,
23 Ackerman Street                                 P & L Business Services,

Staten Island, NY 10308                            Inc., January 1997 to
                                                   present, prior thereto,
                                                   Vice President, Bankers
                                                   Trust Company, New York,
                                                   New York from 1992 to 1996

Robert E. Hunstad          Director, President     Executive Vice President,
400 Robert Street North    and Chief Executive     Minnesota Life Insurance
St. Paul, MN 55101         Officer                 Company

James E. Johnson           Director and Vice       Senior Vice President and
400 Robert Street North    President               Actuary, Minnesota Life
St. Paul, MN 55101                                 Insurance Company

Helen W. Leslie            Director, Vice          Assistant General
400 Robert Street North    President               Counsel, Minnesota Life
St. Paul, MN 55101         and Assistant           Insurance Company
                           Secretary

Marc J. Lifset             Director                Principal, McNamee,
75 State Street                                    Lochner, Titus & Williams
Albany, NY 12201

Harry P. Meislahn          Director                Principal, McNamee,
75 State Street                                    Lochner, Titus & Williams
Albany, NY 12201

Dennis E. Prohofsky        Director, Vice          Senior Vice President,
400 Robert Street North    President and           General Counsel and
St. Paul, MN 55101         Secretary               Secretary, Minnesota Life
                                                   Insurance Company

Joseph W. Sarbinowski      Director                Vice President, Deutsche
130 Liberty Street                                 Bank
New York, NY 10006

Robert L. Senkler          Director                Chairman of the Board,
400 Robert Street North                            President and Chief
St. Paul, MN 55101                                 Executive Officer,
                                                   Minnesota Life Insurance
                                                   Company, August 1995 to
                                                   present, prior thereto for
                                                   more than five years Vice
                                                   President and Actuary,
                                                   Minnesota Life Insurance
                                                   Company

     (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the Depositor.

               For information on the business experience during the last five years of officers and Directors of the Depositor, reference is made to the caption "Directors and Principal Officers of Northstar Life" in the prospectus included in the registration statement relating to the policies filed under the Securities Act of 1933 concurrently with the filing of this registration statement, which information is incorporated herein by reference.

COMPANIES OWNING SECURITIES OF DEPOSITOR

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5 percent or more of the outstanding voting securities of the Depositor.

           Minnesota Life Insurance Company owns 100 percent of the outstanding shares of the Depositor. See the response to Item 30.


CONTROLLING PERSONS

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the Depositor.

          The ultimate parent entity of the Depositor and Minnesota Life Insurance Company is Minnesota Mutual Companies, Inc., a mutual insurance holding company.


COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR
COMPENSATION OF OFFICERS OF DEPOSITOR

31. Furnish the following information with respect to the remuneration for services paid by the Depositor during the last fiscal year covered by financial statements filed herewith:

     (a) directly to each of the officers or partners of the Depositor directly receiving the three highest amounts of remuneration;

     (b) directly to all officers or partners of the Depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the Depositor itself and the aggregate amount paid by all the subsidiaries;

     (c) indirectly or through subsidiaries to each of the officers or partners of the Depositor.

               Not applicable; as of December 31, 1999, the separate account had not commenced operations.


COMPENSATION OF DIRECTORS

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the Depositor during the last fiscal year covered by financial statements filed herewith:

     (a)  the aggregate direct remuneration to directors

     (b)  indirectly or through subsidiaries to directors

               Not applicable; see the response to Item 31.

COMPENSATION TO EMPLOYEES

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the Depositor (exclusive of persons whose remuneration is reported it Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the Depositor and any of its subsidiaries.

               Not applicable; see the response to Item 31.

     (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale or registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

               Not applicable; see the response to Item 31.



COMPENSATION TO OTHER PERSONS

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 31 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceed $10,000 during the last fiscal year covered by financial statements filed herewith from the Depositor and any of its subsidiaries.

          Not applicable; see the response to Item 31.


IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

     DISTRIBUTION OF SECURITIES

35.  Furnish the names of the states in which sales of the trust's securities
(A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

          No policies have been sold. It is anticipated that sales will be made only in New York. The Depositor is currently licensed to conduct an insurance business only in the State of New York.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

          Not applicable.

37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

          (1)  Name of officer, agency or body.

          (2)  Date of denial.

          (3)  Brief statement of reason given for denial.

                    Not applicable.

     (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

          (1)  Name of officer, agency or body.

          (2)  Date of revocation.

          (3)  Brief statement of reason given for revocation.

                    Not applicable.

38. (a) Furnish a general description of the method of distribution of securities of the trust.

               Ascend Financial, which is affiliated with the Depositor, is the principal underwriter of the policies. Ascend Financial is a broker-dealer registered under the Securities Exchange Act of 1934 (the "1934 Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Sales of the policies will be made by registered representatives of Ascend Financial who are also licensed life insurance agents of the Depositor, either individually or through an incorporated insurance agency affiliated with Ascend Financial. Ascend Financial may also arrange for the distribution of the policies by other broker-dealers who are registered under the 1934 Act and members of the NASD.

     (b) State the substance of any current selling agreement between each principal underwriter and the trust or the Depositor, including a statement as to the inception and termination dates of the agreement, and renewal and termination provisions, and any assignment provisions.

               Pursuant to the Distribution Agreement between the Depositor and Ascend Financial, Ascend Financial will act as the exclusive principal underwriter of the policies and as such will assume full responsibility for the securities activities of associated persons. Ascend Financial will train the associated persons, use its best efforts to prepare them to complete satisfactorily the applicable NASD and state examinations so that they may be qualified, register the associated persons as its registered representatives before they engage in securities activities and supervise and control them in the performance of such activities. The Depositor will maintain all books and records required to be maintained by Ascend Financial in connection with the offer and sale of the policies. With the consent of the Depositor, Ascend Financial may enter into agreements with other broker-dealers duly licensed under applicable federal and state laws for the sale and distribution of the policies. The Distribution Agreement will continue in effect indefinitely unless terminated by either party on 60 days written notice to the other. For further information on such agreement, see Exhibit A(3)(a).

     (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

               See Exhibit A(3)(c).


INFORMATION CONCERNING PRINCIPAL UNDERWRITER

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the dates of organization.

               Ascend Financial is a corporation organized on March 27, 1984 under the laws of the State of Minnesota.

     (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

               No policies are currently being distributed. Ascend Financial is a member of the NASD.

40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

               Not applicable.

     (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

          (1)  The nature of such fee or participation.

          (2)  The name of the person making payment.

          (3) The nature of the services rendered in consideration for such fee or participation.

          (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                    Not applicable.

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities.
If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

               Ascend Financial is a broker-dealer registered with the SEC under the 1934 Act and a member of the NASD. In addition to being the principal underwriter for the policies, and for other registered variable life insurance policies and variable annuity contracts issued by the Depositor and by its parent company, Minnesota Life Insurance Company, Ascend Financial acts as broker-dealer and principal underwriter for the investment companies of the "Advantus Group" and as broker-dealer for other investment companies, limited partnerships, and other direct participation programs.

               The stock of Ascend Financial is wholly-owned by Advantus Capital, which is wholly-owned by the Depositor's parent company, Minnesota Life Insurance Company, a stock life insurance company domiciled in the State of Minnesota. Advantus Capital is a registered investment adviser under the Investment Advisers Act of 1940. It has formed and sponsored eleven funds, in addition to the Series Fund, that are registered under the 1940 Act and whose shares are sold to the public as part of the "Advantus Group." The Advantus Group funds are: Advantus Horizon Fund, Inc.; Advantus Spectrum Fund, Inc.; Advantus Mortgage Securities Fund, Inc.; Advantus Money Market Fund, Inc.; Advantus Bond Fund, Inc.; Advantus Cornerstone Fund, Inc.; Advantus Enterprise Fund, Inc.; Advantus International Balanced Fund, Inc.; Advantus Venture Fund, Inc.; Advantus Index 500 Fund, Inc.; and Advantus Real Estate Securities Fund, Inc.

     (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

               Not applicable.

     (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

               Not applicable.

42. Furnish as at latest practicable date information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

          Not applicable.

43. Furnish, for the last fiscal year covered by financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

          Not applicable.


     OFFERING PRICE OR ACQUISITION VALUATION OF SECURITIES OF THE TRUST

44. (a) Furnish the following information with respect to the method of valuation used by the trust for purpose of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.

          (1) The source of quotations used to determine the value of portfolio securities.

          (2) Whether opening, closing, bid, asked or any other price is used.

          (3)  Whether price is as of the day of sale or as of any other time.

          (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

          (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

          (6)  Whether adjustments are made for fractions:

                    (i)  before adding distributor's compensation (load); and

                   (ii)  after adding distributor's compensation (load).

               Purchase payments are allocated to a sub-account for the separate account and converted into units for that sub-account in the manner described in the responses to Items 10(d) and 10(i)(6). The value of a unit for each sub-account of the separate account was set at $1.00 on the first valuation date of the separate account. The value of a unit on any subsequent valuation date is equal to its value on the preceding valuation date multiplied by the net investment factor for that sub-account for the valuation period ending on the subsequent valuation date. The value of a unit as of any date other than a valuation date is equal to its value on the next succeeding valuation date. The net investment factor is a measure of the net investment experience of a sub-account and is described in the response to Item 10(i)(6).

     (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

               No policies have been offered for sale. For information regarding the components of the offering price of the underlying securities, reference is made to the most recent prospectus and statement of additional information of each Fund filed under the 1933 Act in connection with its registration statement, which information is incorporated herein by reference (see Exhibits D(1), D(2) and D(3)).

     (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

               The policies are universal life insurance policies and the amount of premium is generally flexible as to amount and frequency. See the response to Item 10(i)(2).


45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

     (a)  by whose action redemption rights were suspended.

     (b) the number of days' notice given to security holders prior to suspension of redemption rights.

     (c)  reason for suspension.

     (d)  period during which suspension was in effect.

               Not applicable.


REDEMPTION VALUATION OF SECURITIES OF THE TRUST

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

          (1) The source of quotations used to determine the value of portfolio securities.

          (2) Whether opening, closing, bid, asked or any other price is used.

          (3)  Whether price is as of the day of sale or as of any other time.

          (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

          (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities;

          (6)  Whether adjustments are made for fractions.

                    For a description of the method of determining the surrender value of the policies, see the responses to Items 10(c) and 10(d) above.

     (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

               No policies have been offered for sale. For information regarding the components of the redemption price of the underlying securities, reference is made to the most recent statement of additional information filed pursuant to the 1933 Act in connection with each Fund's registration statement thereunder, which information is incorporated herein by reference (see Exhibits D(1), D(2) and D(3)).


PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

          The Depositor will purchase shares of the portfolios of the Funds at net asset value in connection with policy premiums and will redeem shares of the portfolios of the Funds at net asset value for the purpose of meeting policy obligations, assessing charges or adjusting reserves. There is no procedure for the purchase of shares of portfolios of the Funds from policy owners who exercise surrender or redemption rights.


V.   INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust.

     (a)  Name and principal business address.

     (b)  Form of organization.

     (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

     (d)  Name of governmental supervising or examining authority.

               Not applicable; there is no trustee or custodian of the separate account.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

          Not applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars outlining the substance of the provisions of any indenture or agreement with respect thereto.

          No person has a lien on the assets of the separate account, and no person may create any such lien except a person claiming under the policies. Pursuant to New York law and the policies, the assets of the separate account attributable to the policies are not subject to liabilities of the Depositor arising out of any other business the Depositor may conduct (see the response to Item 5).


VI.  INFORMATION CONCERNING INSURANCE OF HOLDERS OR SECURITIES

51. Furnish the following information with respect to insurance of holders of securities:

     (a)  The name and address of the insurance company.

               Various insurance benefits are provided under the policies by the Depositor. See the response to Item 2.

     (b)  The types of policies and whether individual or group policies.

               The policies are individual and group policies. Various optional fixed insurance benefits are provided under the policies by the Depositor, in addition to the insurance described in Item 51(c). See the responses to Items 10(e) and 10(i).

     (c)  The types of risks insured and excluded.

               Under the policies the Depositor assumes the risk that insureds covered by the policies may die before anticipated and that the charge for this mortality risk may prove to be insufficient. The Depositor assumes an expense risk that the various charges for expenses as described in the policies may prove to be inadequate.

     (d)  The coverage of the policies.

               See the response to Item 51(c).

     (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

               The recipient of the benefits of the insurance undertakings described in Item 51(c) is the designated beneficiary or beneficiaries. There is no limitation as to the use of the proceeds. See the response to Item 10(i).

     (f)  The terms and manner of cancellation and of reinstatement.

               The insurance undertakings described in Item 51(c) are integral parts of the policy and may not be terminated while the policy remains in force, except to the extent set forth in the response to Item 10(e).

     (g) The method of determining the amount of premiums to be paid by holders of securities.

               The premiums are determined on the basis of standard insurance underwriting criteria.

     (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

               Not applicable.

     (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

               No person other than the Depositor receives any part of such premiums.

     (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

               None.


VII. POLICY OF REGISTRANT

52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

               See the response to Item 10(g)(1).

     (b) Furnish information with respect to each transaction involving the elimination of any underlying securities during the period covered by the financial statements filed herewith.

               Not applicable.

     (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

               (1)  the grounds for elimination and substitution;

               (2) the type of securities which may be substituted for any underlying security;

               (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

               (4) whether such substituted securities may be the securities of another investment company; and

               (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

                         See the response to Item 10(g)(1).

     (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

               None.

     (e) Provide a brief statement disclosing whether the trust and its principal underwriter have adopted codes of ethics under rule 17j-1 of the Act and whether these codes of ethics permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the trust.

               Ascend Financial entered into an amended Code of Ethics on October 28, 1999, for the purpose of conforming such Code of Ethics with the requirements of Rule 17j-1. Pursuant to Section II of the Code of Ethics, no director or officer of the principal underwriter who in the ordinary course of his or her business makes, participates in or obtains information regarding the purchase or sale of securities for a fund, or whose functions or duties as part of the ordinary course of his or her business relate to the making of any recommendation to a fund regarding the purchase or sale of securities, may:

               (1) engage in a personal securities transaction involving any security which, with respect to the funds he or she makes recommendations for, is being considered for purchase or sale within the next 7 days. This restriction is not applicable under certain circumstances, described in
Section II(E)(2)(c) of the Code of Ethics.  See Exhibit A(11).

               (2) profit from the purchase and sale of, or sale and purchase, of the same (or an equivalent) security in a personal security transaction within 60 calendar days. This restriction is not applicable under certain circumstances, described in Section II(E)(2)(e) of the Code of Ethics. See Exhibit A(11).

               Further information related to the restrictions applicable to the principal underwriter under the Code of Ethics may be found in Section II of the Code of Ethics. See Exhibit A(11).


REGULATED INVESTMENT COMPANY

53.  (a)  State the taxable status of the trust.

               For tax purposes, the separate account is not a separate entity, and its operations are treated as part of the Depositor's business activities and are not taxed separately. The Depositor is taxed as a life insurance company under the Internal Revenue Code.

     (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1986, as amended, and state its present intention with respect to such qualifications during the current year.

               Not applicable; see the response to Item 53 (a).


VIII. FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates furnish information with respect to each class or series of its securities.

          Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

          Not applicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by financial statements filed herewith in respect of certificates sold during such period, information for each fully paid type and each installment payment type of periodic payment plan certificates currently being issued by the trust.

          Not applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

          Not applicable.

58. If the trust is the issuer of periodic payment plan certificates furnish information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

          Not applicable.

59.  Financial statements:

     Financial Statements of the Trust

          None.

     Financial Statements of the Depositor

          The financial statements of the Depositor, which will be filed by amendment to Registrant's registration statement on Form S-6 filed concurrently herewith, are deemed to be incorporated herein by reference.


IX.  EXHIBITS

     A. Furnish the most recent form of the following as amended to date and currently in effect:

          (1) The indenture or agreement under the terms of which the trust was organized or issued securities.

                    The Resolution of the Executive Committee of the Board of Directors of Northstar Life Insurance Company dated May 1, 1996, incorporated herein by reference to Exhibit A(1) to Registrant's registration statement on Form S-6 filed concurrently herewith.

          (2) The indenture or agreement pursuant to which the proceeds of payments of securities are held by the custodian or trustee, if such indenture or agreement is not the same as the indenture or agreement referred to in paragraph (1).

                    None.

          (3)  Distributing Policies:

               (a) Agreement between the trust and principal underwriter or between the depositor and principal underwriter.

                         The Distribution Agreement between Northstar Life
Insurance Company and Ascend Financial Corporation, incorporated herein by reference to Exhibit A(3)(a) to Registrant's registration statement on Form S-6 filed concurrently herewith.

               (b) Specimen of typical agreements between principal underwriter and dealers, managers, sales supervisors and salesmen.

                         The Agent Sales Agreement between Ascend Financial
Corporation and Registered Representatives, incorporated herein by reference to Exhibit A(3)(b) to Registrant's registration statement on Form S-6 filed concurrently herewith.

               (c)  Schedules of sales commissions referred to in Item 38(c).

                         Schedule A, an attachment to the Agent Sales
Agreement, incorporated herein by reference to Exhibit A(3)(c) to Registrant's registration statement on Form S-6 filed concurrently herewith.

          (4) Any agreement between the depositor, principal underwriter and the custodian or trustee other than indentures or agreements set forth in paragraphs (1), (2) and (3) with respect to the trust or its securities.

                    None.

(5) The form of each type of security.

               (a) Group Variable Universal Life Policy, form 96-19974, incorporated herein by reference to Exhibit A(5)(a) to Registrant's registration statement on Form S-6 filed concurrently herewith.

               (b) Group Variable Universal Life Certificate of Insurance, form 96-19976, incorporated herein by reference to Exhibit A(5)(b) to Registrant's registration statement on Form S-6 filed concurrently herewith.

               (c) Group Variable Universal Life Spouse Certificate, form 96-19978, incorporated herein by reference to Exhibit A(5)(c) to Registrant's registration statement on Form S-6 filed concurrently herewith.

               (d) Spouse Coverage Rider for use with Group Policy, form 96-19979, incorporated herein by reference to Exhibit A(5)(d) to Registrant's registration statement on Form S-6 filed concurrently herewith.

               (e) Waiver of Premium Rider, Certificate Supplement, for use with Group Policy, form 96-19987, incorporated herein by reference to Exhibit A(5)(e) to Registrant's registration statement on Form S-6 filed concurrently herewith.

               (f) Children's Benefit Rider, Certificate Supplement, for use with Group Policy, form 96-19983, incorporated herein by reference to Exhibit A(5)(f) to Registrant's registration statement on Form S-6 filed concurrently herewith.

                (g) Accidental Death and Dismemberment Rider, Certificate Supplement, for use with Group Policy, form 96-19985, incorporated herein by reference to Exhibit A(5)(g) to Registrant's registration statement on Form S-6 filed concurrently herewith.

                (h) Policy Rider -- Accelerated Benefits, Certificate Supplement, for use with Group Policy, form 96-19980, incorporated herein by reference to Exhibit A(5)(h) to Registrant's registration statement on Form S-6 filed concurrently herewith.

                (i) Accelerated Benefits, Certificate Supplement, for use with Group Policy, form 96-19981, incorporated herein by reference to Exhibit A(5)(i) to Registrant's registration statement on Form S-6 filed concurrently herewith.

               (j) Policy Rider - Children's Benefit, for use with Group Policy, form 96-19982, incorporated herein by reference to Exhibit A(5)(j) to Registrant's registration statement on Form S-6 filed concurrently herewith.

               (k) Policy Rider - Accidental Death and Dismemberment, for use with Group Policy, form 96-19984, incorporated herein by reference to Exhibit A(5)(k) to Registrant's registration statement on Form S-6 filed concurrently herewith.

               (l) Policy Rider, Waiver of Premium, for use with Group Policy, form 96-19986, incorporated herein by reference to Exhibit A(5)(l) to Registrant's registration statement on Form S-6 filed concurrently herewith.

               (m) Policyholder Contribution Rider, for use with Group Policy, form 96-19988, incorporated herein by reference to Exhibit A(5)(m) to Registrant's registration statement on Form S-6 filed concurrently herewith.

               (n) Policyholder Contribution Certificate Supplement, for use with Group Policy, form 96-19989, incorporated herein by reference to Exhibit A(5)(n) to Registrant's registration statement on Form S-6 filed concurrently herewith.

               (o) Spouse and Child Term Life Insurance Policy Rider, for use with Group Policy, form 96-19990, incorporated herein by reference to Exhibit A(5)(o) to Registrant's registration statement on Form S-6 filed concurrently herewith.

               (p) Spouse and Child Term Life Insurance Certificate Supplement, for use with Group Policy, form 96-19991, incorporated herein by reference to Exhibit A(5)(p) to Registrant's registration statement on Form S-6 filed concurrently herewith.

          (6) The certificate of incorporation or other instrument of organization and by-laws of the depositor.

               (a) The Charter of the Depositor, Northstar Life Insurance Company, incorporated herein by reference to Exhibit A(6)(a) to Registrant's registration statement on Form S-6 filed concurrently herewith.

                (b) The Bylaws of the Depositor, Northstar Life Insurance Company, incorporated herein by reference to Exhibit A(6)(b) to Registrant's registration statement on Form S-6 filed concurrently herewith.

          (7) Any insurance policy under a policy between the trust and the insurance company or between the depositor and the insurance company, together with the table of insurance premiums.

                    None.

          (8) Any agreement between the trust or the depositor concerning the trust with the issuer, depositor, principal underwriter or investment adviser of any underlying investment company or any affiliated person of such persons.

                    None.

          (9) All other material policies not entered into in the ordinary course of business of the trust or of the depositor concerning the trust.

                    None.

(10) Form of application for a periodic payment plan certificate.

                    (a)  Group Variable Universal Life Policy.

                    (i) Group Variable Universal Life Policy Application, form 96-19992, incorporated herein by reference to Exhibit A(10)(a)(i) to Registrant's registration statement on Form S-6 filed concurrently herewith.

                   (ii) Group Variable Universal Life Policy, Individual enrollment, form 96-19993, employer/employee paid, incorporated herein by reference to Exhibit A(10)(a)(ii) to Registrant's registration statement on Form S-6 filed concurrently herewith.

                  (iii) Group Variable Universal Life Policy, Individual enrollment, form 96-19994, employee paid, incorporated herein by reference to Exhibit A(10)(a)(iii) to Registrant's registration statement on Form S-6 filed concurrently herewith.

                   (iv) Group Variable Universal Life Policy, Individual enrollment, form 96-19995, employer paid, incorporated herein by reference to Exhibit A(10)(a)(iv) to Registrant's registration statement on Form S-6 filed concurrently herewith.

                    (v) Group Variable Universal Life Policy, Evidence of Insurability form, form 96-19997, incorporated herein by reference to Exhibit A(10)(a)(v) to Registrant's registration statement on Form S-6 filed concurrently herewith.

                    (vi) Group Variable Universal Life Policy, Spouse Enrollment, form 94-19996, incorporated herein by reference to Exhibit A(10)(a)(vi) to Registrant's registration statement on Form S-6 filed concurrently herewith.

          (11) Copies of any codes of ethics adopted under rule 17j-1 under the Act and currently available to the trust (i.e., the codes of the trust and its principal underwriters).

                    The Code of Ethics of the principal underwriter, incorporated herein by reference to Exhibit A(11) to Registrant's registration statement on Form S-6 filed concurrently herewith.

     B.  Furnish copies of each of the following:

          (1) Each notice sent to security holders pursuant to Section 19 of the Act prior to the date of the filing of this form.

                    Not applicable.

          (2) Each annual report sent to security holders covering each fiscal year ending after January 1, 1937, exclusive of reports, copies of which have heretofore been filed with the Commission pursuant to the Act.

                    Not applicable.

     C. Furnish the name and address of each dealer to or through whom any principal underwriter currently offering securities of the trust, distributed securities of the trust during the last fiscal year covered by the financial statements filed herewith.

               Not applicable.

     D.  Other Exhibits:

          (1) Prospectus and Statement of Additional Information of Advantus Series Fund, Inc., File Number 2-96990, incorporated herein by reference.

          (2) Prospectus and Statement of Additional Information of Fidelity VIP Fund, File Number 2-75010, incorporated herein by reference.

          (3) Prospectus and Statement of Additional Information of Fidelity VIP II Fund, File Number 33-20773, incorporated herein by reference.

                                   SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the Registrant has caused this Registration to be duly signed on behalf of the Registrant in the City of Saint Paul, the State of Minnesota, on the 1st day of February, 2000.


                                    Northstar Life Variable
                                      Universal Life Account

                                    By: Northstar Life
                                        Insurance Company


     (SEAL)                         By:  /s/  Robert E. Hunstad
                                         ______________________
                                         Robert E. Hunstad
                                         President and Chief Executive Officer


     Attest:  /s/  Dennis E. Prohofsky
              ________________________
              Dennis E. Prohofsky
              Vice President
              and Secretary


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